Exhibit 1

Company Number 05375156

VERONA PHARMA PLC

ANNUAL REPORT AND ACCOUNTS

YEAR ENDED DECEMBER 31, 2017

VERONA PHARMA PLC

VERONA PHARMA PLC

DIRECTORS, SECRETARY AND ADVISORS

Directors	David Ebsworth (Non-Executive Chairman)
Jan-Anders Karlsson (Chief Executive Officer)
Ken Cunningham
Rishi Gupta
Mahendra Shah
Andrew Sinclair
Vikas Sinha
Anders Ullman

Company Secretary	Ben Harber

Registered Office	One Central Square
Cardiff
CF10 1FS

Company Number	05375156

Auditors	PricewaterhouseCoopers LLP
3 Forbury Place
23 Forbury Road
Reading
Berkshire
RG1 3JH

Nominated Adviser and Broker	Stifel Nicolaus Europe Limited
150 Cheapside
London, EC2V 6ET

Solicitors	Latham & Watkins LLP
99 Bishopsgate
London EC2M 3XF

Principal Banker	Royal Bank of Scotland
62 -63 Threadneedle Street
London EC2R 8LA

Registrars	Computershare Investor Services plc
The Pavilions
Bridgewater Road
Bristol BS99 6ZZ

VERONA PHARMA PLC

HIGHLIGHTS FOR THE YEAR ENDED DECEMBER 31, 2017

The Company’s product candidate RPL554, is a first-in-class, inhaled, dual inhibitor of the enzymes phosphodiesterase 3 and 4, or PDE3 and PDE4, that acts as both a bronchodilator and an anti-inflammatory agent in a single compound. Verona Pharma is developing RPL554 for the treatment of chronic obstructive pulmonary disease (“COPD”) and cystic fibrosis (“CF”), and potentially asthma.

OPERATIONAL AND DEVELOPMENT HIGHLIGHTS

•                  Initiated four clinical studies, two of which have been successfully completed ahead of schedule:

•                  Positive top-line data from a Phase 2a clinical trial in COPD with RPL554 when dosed in addition to tiotropium (Spiriva®), compared to placebo:

•                  Demonstrated statistical significance across all primary and secondary efficacy outcome measures, as well as a clear dose response;

•                  Achieved significant and clinically meaningful additional improvement in peak lung function when added to tiotropium, a widely used drug to treat COPD;

•                  Produced a marked reduction in Functional Residual Capacity and in Residual Volume (both measures of trapped air in the lung) as compared to tiotropium alone;

•                  Achieved faster onset-of-action when added to tiotropium; and

•                  Both study doses of RPL554 were well tolerated as add-on treatments to tiotropium; adverse reactions were consistent with previous studies with RPL554 and tiotropium. No cardiovascular-related or gastrointestinal related adverse reactions were reported.

•                  Positive top-line data from U.S. pharmacokinetic (“PK”) trial demonstrated that inhalation of nebulized RPL554 provides optimal delivery of a clinical dose to the lungs of patients:

•                  IND opening study in US;

•                  Confirmed inhaled RPL554 is an appropriate form of administration for patients with chronic COPD and other respiratory disorders;

•                  Demonstrated absorption occurs primarily in the lungs following inhaled administration, consistent with inhalation being the optimal form of delivery of medications for the treatment of COPD and asthma; and

•                  Low oral bioavailability of swallowed medication and low blood levels of RPL554 after inhalation, suggest limited contribution to systemic effects by inhaled RPL554.

•                  Ongoing 4-week, Phase 2b dose-ranging clinical trial in Europe in approximately 400 patients to investigate the efficacy, safety, and dose-response of nebulized RPL554 for the maintenance treatment of COPD;

•                  Study enrolment progressed ahead of expectations and patient enrolment now completed, as announced on February 13, 2018 (after the year end); and

•                  Top-line data now expected early in the second quarter of 2018, sooner than previous guidance of mid-2018 and original guidance of second-half of 2018.

•                  Ongoing Phase 2a clinical study to evaluate the PK and pharmacodynamic (“PD”) profile and tolerability of RPL554 in up to 10 CF patients as well as examine the effect on lung function:

•                  Top-line data expected in late first quarter of 2018, sooner than previous guidance of the first half of 2018.

•                  Initiated development of RPL554 as dry powder inhaler (“DPI”) and metered dose inhaler (“pMDI”) formulations for maintenance treatment of COPD.

•                  Strengthened the management team through the addition of Richard Hennings as Commercial Director and Dr Desiree Luthman as VP Regulatory Affairs.

•                  Entered into a global strategic services agreement with IQVIA (formerly known as QuintilesIMS), in which IQVIA agreed to serve as sole provider of core clinical trial services for Verona Pharma’s RPL554 clinical development programs.

FINANCIAL HIGHLIGHTS

•                  Successfully raised £70 million ($89.9 million) gross, through a global offering comprising an initial public offering (“IPO”) on the Nasdaq Global Market (“Nasdaq”), and a concurrent European private placement, together with a shareholder private placement;

•                  Verona Pharma American Depositary Shares (“ADSs”) now listed on Nasdaq under the symbol VRNA; each ADS represents 8 Verona ordinary shares;

•                  For the year ended December 31, 2017, reported operating loss of £29.8 million (full year 2016: £7.0 million) and reported loss after tax of £20.5 million (full year 2016: loss after tax of £5.0 million), reflecting the preparation and initiation of clinical trials and pre-clinical activities;

•                  Reported loss per share of 23.4 pence for the year ended December 31, 2017 (full year 2016: loss per share 15.0 pence);

•                  Net cash used in operating activities for the year ended December 31, 2017 of £20.7 million (full year 2016: £5.6 million); and

•                  Cash, cash equivalents and short-term investments at December 31, 2017 amounted to £80.3 million (December 31, 2016: £39.8 million).

POST PERIOD

•                  Intention to conduct a further Phase 2 clinical trial to evaluate RPL554 when dosed in addition to LAMA/LABA therapy, compared to placebo;

•                  Planned commencement in the second half of 2018, with top-line data expected in 2019.

VERONA PHARMA PLC

CHAIRMAN AND CHIEF EXECUTIVE OFFICER’S JOINT STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2017

OVERVIEW

We are a clinical-stage biopharmaceutical company focused on developing and commercializing innovative therapeutics for the treatment of respiratory diseases with significant unmet medical needs. Our product candidate, RPL554, is a first-in-class, inhaled, dual inhibitor of the enzymes phosphodiesterase 3 and 4, or PDE3 and PDE4, that acts as both a bronchodilator and an anti-inflammatory agent in a single compound. We are not aware of any therapy in a single compound in clinical development or approved by the U.S. Food and Drug Administration, or FDA, or the European Medicines Agency, or EMA, for the treatment of respiratory diseases that acts as both a bronchodilator and anti-inflammatory agent. We believe RPL554 has the potential to be the first novel class of bronchodilator in over 40 years. We have clinically completed twelve Phase 1 and 2 clinical trials for RPL554 with over 700 subjects enrolled; ten of these studies have been reported, one study is expected to report late in the first quarter of 2018 and one study is expected to report early in the second quarter of 2018. In our clinical trials, treatment with RPL554 has been observed to result in statistically significant improvements in lung function as compared to placebo. Statistically significant means that there is a low statistical probability, typically less than 5%, that the observed results occurred by chance alone. Our clinical trials also have shown clinically meaningful and statistically significant improvements in lung function when RPL554 is added to commonly used short- and long-acting bronchodilators as compared to either bronchodilator administered as a single agent. RPL554 also has shown anti-inflammatory effects and been well tolerated in our clinical trials, and has not been observed to result in the gastrointestinal or other side effects commonly associated with roflumilast, the only PDE4 inhibitor currently on the market for the treatment of chronic obstructive pulmonary disease, or COPD. We are developing RPL554 for the treatment of patients with COPD and for the treatment of patients with cystic fibrosis, or CF.

We believe there is an urgent and unmet medical need for new and more effective treatments for COPD to reduce the number and burden of symptoms, reduce acute periods of worsening symptoms, or exacerbations, and establish a consistent and durable response to treatment. In addition, in CF, a fatal inherited disease, we believe the bronchodilatory and anti-inflammatory effects of RPL554 may be beneficial. We believe RPL554, if approved, has the potential to become an important and novel treatment and standard of care for COPD and CF patients. We may also explore, alone or with a collaborator, the development of RPL554 to treat asthma and other respiratory diseases.

According to the World Health Organization (WHO), over one billion people suffer from chronic respiratory diseases. Among the most common of these afflictions is COPD, which is a progressive respiratory disease for which there is no cure. COPD damages the airways and the lungs and leads to shortness of breath, impacting a person’s ability to perform daily activities. Chronic inflammation plays a central role in the pathology of the disease, and is particularly prominent in the airways of COPD patients. COPD includes chronic bronchitis, which refers to the inflammation of the lung and airways that results in coughing and sputum production, and emphysema, which refers to a destruction of distal lung tissue, or air sacs. In some cases, patients with COPD experience exacerbations, which are estimated to cause approximately 1.5 million emergency department visits, 687,000 hospitalizations and 129,000 deaths per year in the United States alone. According to the WHO, COPD is expected to become the third leading cause of death globally by 2030, with 210 million people worldwide suffering from the disease. It is estimated that there are 24 million people with COPD in the United States, only half of whom have been diagnosed. Of those diagnosed with COPD in the United States, more than 2 million suffer from severe or very severe forms of the disease. Total annual medical costs relating to COPD in the United States were estimated to be $32 billion in 2010 and are projected to rise to $49 billion in 2020. Whereas the number of patients diagnosed with COPD in the US continues to increase annually, the growth in numbers in more developing countries, like China, is significantly higher.  The prevalence of COPD in China is estimated to be about 8% of the population aged over 40 and this percentage is expected to increase in coming years. Global sales of drugs currently indicated for COPD in major markets were approximately $15 billion in 2015 and are expected to grow to $20 billion by 2025.

COPD patients are commonly treated with bronchodilators, which seek to relieve airway constriction and make it easier to breathe, and inhaled corticosteroids, which seek to reduce lung inflammation. For patients with more severe disease who experience recurrent exacerbations, and for whom inhaled corticosteroids are not effective, an oral formulation of a PDE4 inhibitor, which is an anti-inflammatory agent, may also be used as treatment. Despite the wide availability of these therapies, many COPD patients continue to suffer exacerbations and have continued respiratory symptoms, which limit their daily activities. Furthermore, current therapies have not demonstrated an ability to change the progressive decline in lung function or reduce the mortality associated with COPD. We believe there is an urgent and unmet medical need for new and more effective treatments for COPD to reduce the number and burden of symptoms, reduce exacerbations and establish a consistent and durable treatment response.

CF is the most common fatal inherited disease in the United States and Europe. CF causes impaired lung function and is commonly associated with repeat and persistent lung infections due to the inability to clear thickened phlegm, or mucus, from the lung. This condition often results in frequent exacerbations and hospitalizations. There is no cure for CF and although current therapies are leading to longer lifespans the median age of death for CF patients is still only around 40 years. CF is considered a rare, or orphan, disease by both the FDA and the EMA. According to the Cystic Fibrosis Foundation, more than 30,000 people in the United States and more than 70,000 people worldwide are living with CF and approximately 1,000 new cases of CF are diagnosed each year. The FDA and the EMA provide incentives for sponsors to develop products for orphan diseases, and we plan to seek orphan drug designation for RPL554 from both regulators in treating CF. CF patients require lifelong treatment with multiple daily medications, frequent hospitalizations and, ultimately, lung transplants in some end-stage patients. The quality of life for CF patients is compromised as a result of spending significant time on self-care every day and frequent outpatient doctor visits and hospitalizations. CF patients take an average of seven medications daily. In the 12-month period ended June 30, 2016, global sales of drugs currently indicated for CF totaled $4.1 billion. The global market for CF drugs is expected to increase to $7.0 billion by 2020.

RPL554 is a first-in-class, inhaled, dual inhibitor of PDE3 and PDE4. Phosphodiesterases, or PDEs, are well known and validated therapeutic targets, and many PDE inhibitors, with different specificities, are currently available in the market for other indications. PDE3 is present in airways and the lung, and inhibition of this enzyme is primarily responsible for the bronchodilatory action of RPL554. PDE4 is found in inflammatory and epithelial cells, and inhibition of this enzyme contributes to RPL554’s anti-inflammatory activity. PDEs metabolize the critical signaling molecules, cyclic adenosine monophosphate, or cAMP, and cyclic guanosine monophosphate, or cGMP. By inhibiting PDE3 and PDE4, RPL554 increases the levels of cAMP and cGMP, resulting in bronchodilator and anti-inflammatory effects. RPL554 also stimulates the cystic fibrosis transmembrane conductance regulator, or CFTR, which is an ion channel in the epithelial cells lining the airways. Mutations in the CFTR protein result in poorly or non-functioning ion channels, which cause CF and are potentially important in COPD. CFTR stimulation leads to improved electrolyte balance in the lung and thinning of the mucus, which facilitates mucociliary clearance and leads to improved lung function and potentially a reduction in lung infections. Dual inhibition of PDE3 and PDE4 has been observed to be more effective than inhibition of either PDE alone at relaxing airway smooth muscle cells and suppressing the activation and functions of pro-inflammatory cells residing in the lung, both of which are commonly understood to play a significant role in COPD and CF.

CLINICAL DEVELOPMENT IN 2017

COPD - nebulized formulation

We are developing RPL554 in a nebulized formulation for the maintenance treatment of COPD patients. We also are developing RPL554 in a nebulized formulation as an add-on therapy to short acting bronchodilators and other commonly used therapies for the treatment of hospitalized patients with acute exacerbations of COPD.

To evaluate RPL554 in a nebulized formulation for COPD we commenced four clinical trials in 2017, with two completed during the year and two ongoing. Our completed studies included our IND-opening study in the US.

In September 2017 we reported positive data from a Phase 2a clinical trial evaluating RPL554 compared to placebo in approximately 30 patients with COPD as an add-on therapy to tiotropium, a commonly used long acting bronchodilator:

•                  RPL554 demonstrated a significant and clinically meaningful additional improvement in peak lung function when added to tiotropium, a widely used drug to treat COPD;

•                  RPL554 also achieved a faster onset-of-action when added to tiotropium vs tiotropium alone;

•                  RPL554 opened peripheral airways as measured by improvements in airway resistance and compliance, suggesting that RPL554 treatment may reduce dyspnea (shortness of breath), a major debilitating symptom of COPD; and

•                  RPL554 demonstrated statistical significance across all primary and secondary efficacy outcome measures, as well as a clear dose response at 6 mg dose compared to 1.5 mg dose.

Also in September 2017 we reported positive data from a Phase 1 single-dose pharmacokinetic, or PK, trial in 12 healthy volunteers. A PK trial involves the study of the process of bodily absorption, distribution, metabolism and excretion of a drug. Our IND-opening study, conducted in the United States, confirmed that:

•                  RPL554 absorption occurs primarily via the lungs following inhaled administration, consistent with optimal inhaled delivery of medications for the treatment of COPD and asthma; and

•                  Low oral bioavailability and blood levels following inhalation of RPL554 suggest that swallowed medication contributes little to systemic effects of RPL554.

On February 13, 2018 we provided an update on enrollment in our four-week Phase 2b dose ranging clinical trial in approximately 400 patients, for which dosing is now completed, with data now anticipated early in the second quarter of 2018, which is earlier than previous guidance of mid-2018.

COPD - pMDI and DPI formulations

In addition to our nebulized formulation of RPL554, we are developing RPL554 in both pressurized metered dose inhaler, or pMDI, and dry powder inhaler, or DPI, formulations for the maintenance treatment of COPD. We plan to select a pMDI and a DPI formulation as part of an expansion to the RPL554 clinical development program to the treatment of patients with moderate to severe chronic obstructive pulmonary disease (COPD).  It is estimated that, in the United States, approximately 4.5 million patients with moderate to severe COPD use inhalers for maintenance therapy.

Delivery of orally inhaled drugs by pMDI or DPI is a mainstay of maintenance treatment for patients with moderate to severe COPD. Successful development of a pMDI or DPI formulation of RPL554 for moderate disease would greatly expand the addressable market for the drug and represents a multi-billion dollar potential opportunity. We believe that over 90% of patients with diagnosed COPD use inhalers, such as a pMDI or DPI, rather than a nebulizer, to administer treatment.

We plan to commence pre-clinical studies for RPL554 in these formulations in 2018, followed by the first clinical trials in healthy subjects or patients with COPD.

We may also explore the development of RPL554 in pMDI and/or DPI formulations for the treatment of asthma and other respiratory diseases.

Cystic Fibrosis

In April 2017 we announced the commencement of a Phase 2a single dose PK and pharmacodynamics, or PD, trial evaluating RPL554 in approximately ten CF patients. A PD trial involves the study of the biochemical and pharmacological effects of a drug and its mechanism of action, including the correlation of the drug’s actions and effects with its mechanism of action.

On February 13, 2018 we provided an update on enrollment in this Phase 2a PK and PD trial, with data now anticipated in late first quarter of 2018, which is earlier than previous guidance of first half of 2018.

PREVIOUS STUDIES WITH RPL554

In our clinical trials, RPL554 has shown rapid onset and durable bronchodilation in healthy subjects and patients with COPD or asthma when inhaled from a nebulizer. In addition, RPL554 has been observed to be complementary and additive when administered as an add-on therapy to other currently marketed bronchodilators. In 2017 we announced the results of a Phase 2a clinical trial of RPL554 in 30 patients with COPD. Our primary objective in this clinical trial was to evaluate the improvement in lung function, as measured by the maximal volume of air a person can forcefully exhale in one minute, FEV1, and the duration of action of RPL554. We evaluated RPL554 administered as an add-on therapy to a commonly used bronchodilator tiotropium, marketed as Spiriva. We observed clinically meaningful and statistically significant improvement in lung function, as measured by FEV1, when RPL554 was administered as an add-on therapy to a standard dose of tiotropium as compared to a standard dose of tiotropium alone. In this clinical trial, we observed the effect size, or peak improvement was 127 ml and 104 ml for 1.5mg and 6mg doses respectively over tiotropium alone. P-value is a conventional statistical method for measuring the statistical significance of clinical results. A p-value of 0.05 or less represents statistical significance, meaning that there is a less than 1-in-20 likelihood that the observed results occurred by chance. In addition, RPL554 administered as an add-on therapy to tiotropium resulted in a statistically significant reduction in time of onset of bronchodilation as compared to tiotropium alone. The data from this study was highly consistent with the results of a previous Phase 2a clinical trial we announced in 2016 of

RPL554 in 36 patients with COPD. Our primary objective in that clinical trial was to evaluate the improvement in lung function, as measured by FEV1, and the duration of action of RPL554. We evaluated RPL554 administered as a single agent as compared to placebo and two commonly used bronchodilators, albuterol, also known as salbutamol and marketed as Ventolin, and ipratropium, marketed as Atrovent. We also evaluated RPL554 administered as an add-on therapy to either albuterol or ipratropium, in each case as compared to albuterol or ipratropium alone. We observed that RPL554 administered as a single agent produced statistically significant improvements in lung function, as measured by FEV1, as compared to placebo, with a p-value of less than 0.001. P-value is a conventional statistical method for measuring the statistical significance of clinical results. We also observed clinically meaningful and statistically significant improvement in lung function, as measured by FEV1, when RPL554 was administered as an add-on therapy to standard doses of albuterol and ipratropium as compared to standard doses of either bronchodilator alone. In this clinical trial, we observed the effect size, or peak improvement minus placebo improvement, was 51% higher for the add-on-therapy of RPL554 with albuterol as compared to albuterol alone, and 66% higher for the add-on-therapy of RPL554 with ipratropium as compared to ipratropium alone. In addition, RPL554 administered as an add-on therapy to either albuterol or ipratropium resulted in a statistically significant reduction in time of onset of bronchodilation as compared to albuterol or ipratropium alone.

CORPORATE

RPL554 is protected by granted and pending patents. We believe that medicinal products containing RPL554 are protected by our IP beyond 2035. We have worldwide commercialization rights for RPL554. We raised £70m in gross proceeds from investors from our April 2017 global offering comprising an initial public offering (“IPO”) on the Nasdaq Global Market (“Nasdaq”), and a concurrent European private placement, together with a shareholder private placement. Members of our management team, which we have strengthened and expanded during the year, and our board of directors have extensive experience in large pharmaceutical and biotechnology companies, particularly in respiratory product development from drug discovery through commercialization and have played important roles in the development and commercialization of several approved respiratory treatments, including Symbicort, Daliresp/Daxas, Spiriva and Flutiform.

FINANCIALS

The operating loss for the year ended December 31, 2017 was £29.8 million (2016: £7.0 million) and the loss after tax for the year ended December 31, 2017 was £20.5 million (2016: £5.0 million).

Research and Development Costs

Research and development costs were £23.7 million for the year ended December 31, 2017 as compared to £4.5 million for the year ended December 31, 2016, an increase of £19.2 million. The increase was attributable to a £12.3 million increase in clinical trial expenses related to the initiation of four, and completion of two, Phase 2 clinical trials of RPL554.  In addition, we increased spending on contract manufacturing and other formulation work by £2.7 million and toxicology and other pre-clinical development by £1.2m.  Our salary costs increased by £0.3m and our share-based payment charge by £1.2 million as we expanded our team and initiated a new long term incentive plan to drive development of RPL 554.  Furthermore, our spend on third party consultants increased by £0.8 million and patent and other costs by £0.3 million.

General and Administrative Costs

General and administrative costs were £6.0 million for the year ended December 31, 2017 as compared to £2.5 million for the year ended December 31, 2016, an increase of £3.5 million. The increase was attributable to £0.8 million increase in our salary costs and a £1.1 million increase in our share-based payment charge as we built the team to support the activities of the Group.  There was an increase of £1.3 million of costs in preparation for and relating to the Global Offering, as well as ongoing compliance and other costs due to listing our ADSs on the Nasdaq stock market.  We also incurred costs of £0.4 million developing our commercial strategy for RPL 554.

Finance Income and Expense

Finance income was £7.0 million for the year ended December 31, 2017 and £1.8 million for the year ended December 31, 2016. The increase in finance income was primarily due to a decrease in the fair value of the warrant liability of £6.6 million caused by changes in the underlying assumptions for measuring the liability of the warrants issued in the July 2016 Placement, including the price and volatility of our ordinary shares and the unwinding of the expected life of the warrants.

Finance expense was £2.5 million for the year ended December 31, 2017 as compared to £0.8 million for the year ended December 31, 2016. The increase was primarily due to the foreign exchange loss on translation of foreign currency denominated cash and cash equivalents and short term investments.

Taxation

Taxation for the year ended December 31, 2017 amounted to a credit of £4.7 million as compared to a credit of £1.0 million for the year ended December 31, 2016, an increase in the credit amount of £3.7 million. The credits are obtained at a rate of 14.5% of 230% of our qualifying research and development expenditure, and the increase in the credit amount was primarily attributable to our increased expenditure on research and development.

Cash Flows

The decrease in net cash used in operating activities to £20.7 million for the year ended December 31, 2017 from £5.6 million for the year ended December 31, 2016 was primarily due to an increase in loss before taxation driven by higher research and development costs.

The increase in net cash used in investing activities to £49.5 million for the year ended December 31, 2017 from £41 thousand for the year ended December 31, 2016 was due to placing funds raised in the Global Offering on term deposits with maturities of more than three months at inception.

The net cash of £63.2 million received from financing activities to for the year ended December 31, 2017 was the cash raised from the Global Offering. The £41.2 million received for the year ended December 31, 2016 was the cash received from the sale of our equity securities and warrants in connection with the July 2016 Placement.

Cash, cash equivalents and short-term investments

Net cash, cash equivalents and short-term investments at December 31, 2017 increased to £80.3 million from £39.8 million at December 31, 2016 primarily due to the global offering offset by cash spent on research and development activities.

Net assets

Net assets increased to £79.9 million at the year ended December 31, 2017 from £34.5 million at the year ended December 31, 2016. This increase was primarily due to the net cash of £63.2 million raised from the issue of shares offset by the increased expenditure from research and development costs.

OUTLOOK AND STRATEGY

We intend to become a leading biopharmaceutical company focused on the treatment of respiratory diseases with significant unmet medical needs. The key elements of our strategy to achieve this goal include:

•                  Rapidly advance the development of nebulized RPL554 for the maintenance treatment of COPD in moderate and severe patients.

•                  For the maintenance treatment of severe COPD patients we are progressing the development of RPL554 in a nebulized formulation. We are currently conducting a four-week Phase 2b dose ranging clinical trial in approximately 400 patients; data from this study is now expected early in the second quarter of 2018.

•                  Following completion of this ongoing 4-week Phase 2b clinical trial we will evaluate and possibly adjust the overall and near-term development plans for RPL554. Depending on the data from all clinical trials conducted with RPL554 to date, future interactions with regulatory authorities and our commercial assessment of different development options for RPL554 we will consider any opportunity to focus and accelerate our development plans for RPL554, including proceeding more rapidly towards Phase 3 clinical trials, particularly with nebulized RPL554 for the maintenance treatment of COPD.

•                  For the maintenance treatment of severe COPD patients, we also plan to conduct a further Phase 2a clinical trial to evaluate RPL554 when dosed in addition to LAMA/LABA therapy, compared to placebo. We expect to commence this study late in the second half of 2018, with top-line data expected in 2019.

•                  RPL554 for nebulized administration is currently presented in a glass vial with a flip, tear-up cap. This format is adequate for clinical trials but patient acceptance in a commercial setting is expected to be improved by a switch to presenting the suspension formulation of RPL554 in plastic ampules. We will investigate the feasibility to manufacture and supply RPL554 nebulized suspension formulation in plastic ampules. In addition to patient acceptance, switching to plastic ampules may also be more cost-effective for manufacturing in larger volumes. A decision on presentation form will be made before the start of Phase 3 clinical trials; during this evaluation process we will also review and optimize the nebulized suspension formulation as part of a quality by design program.

•                  For the treatment of COPD patients who may prefer the more convenient administration of an inhaler device, we are developing RPL554 in inhaler formulations. We plan to commence pre-clinical studies for RPL554 in these formulations in 2018, followed by the first clinical trials in healthy subjects or patients with COPD.

•                  Proceeding more rapidly towards Phase 3 clinical trials with nebulized RPL554 for the maintenance treatment of COPD may require us to focus our financial and other resources on maintenance treatment of COPD with nebulized and inhaled formulations of RPL554 in the short term, which may alter our timing to commence further trials using RPL554 in other indications.

•                  Advance the development of nebulized RPL554 for the treatment of acute exacerbations of COPD. We are developing RPL554 as an add-on therapy to short acting bronchodilators and other commonly used therapies for the treatment of hospitalized patients with acute exacerbations of COPD. The timing for future studies in this indication may be dependent on any decision to move more rapidly towards Phase 3 clinical trials with nebulized RPL554 for the maintenance treatment of COPD.

•                  Develop RPL554 for the treatment of CF. The timing for future studies in this indication may be dependent on any decision to move more rapidly towards Phase 3 clinical trials with nebulized RPL554 for the maintenance treatment of COPD.

•                  Pursue development of RPL554 in other forms of respiratory disease.  We believe that RPL554’s properties as an inhaled, dual inhibitor of PDE3 and PDE4 give it broad potential applicability in the treatment of other respiratory diseases. We may explore development of RPL554 to treat other forms of respiratory disease following development of RPL554 for the treatment of COPD and CF.

•                  Pursue development of RPL554 in other forms of respiratory disease.  We believe that RPL554’s properties as an inhaled, dual inhibitor of PDE3 and PDE4 give it broad potential applicability in the treatment of other respiratory diseases. We may explore development of RPL554 to treat other forms of respiratory disease following development of RPL554 for the treatment of COPD and CF.

•                  Seek strategic collaborative relationships.  We may seek strategic collaborations with market leading biopharmaceutical companies to develop and commercialize RPL554. We believe these collaborations could provide significant funding to advance the development of RPL554 while allowing us to benefit from the development or commercialization expertise of our collaborators.

•                  Acquire or in-license product candidates for the treatment of respiratory diseases.  We plan to leverage our respiratory disease expertise to identify and in-license or acquire additional clinical stage product candidates that we believe have the potential to become novel treatments for respiratory diseases with significant unmet medical needs.

We would like to thank the staff and Board members for all their contributions and shareholders for their continued support during a successful year.

Dr. David Ebsworth	Dr. Jan-Anders Karlsson
Chairman	Chief Executive Officer

February 27, 2018	February 27, 2018

VERONA PHARMA PLC

STRATEGIC REPORT FOR THE YEAR ENDED DECEMBER 31, 2017

The Directors present their strategic report together with the audited consolidated financial statements, audited company financial statements and auditors’ report for the year ended December 31, 2017.

Principal activity

The Company was incorporated on February 24, 2005. On September 18, 2006 the Company successfully acquired all the shares of Rhinopharma Limited, a private company incorporated in Canada, and changed its name to Verona Pharma plc (the “Company” or the “Parent”). On December 12, 2014, the Company established a U.S subsidiary, Verona Pharma, Inc., in the state of Delaware. The Company, Rhinopharma Limited and Verona Pharma, Inc. are collectively referred to as the “Group”.

The principal activity of the Group is the development of novel, “first-in-class” drugs for the treatment of chronic respiratory diseases, such as chronic obstructive pulmonary disease (COPD), cystic fibrosis and asthma.

Review of the business strategy and future prospects

The Chairman and Chief Executive Officer’s joint statement on pages 5 to 13 describes the Group’s activities, strategy and future prospects. The Directors’ report describes the Group’s results for the year ended December 31, 2017.

Key Performance Indicators (“KPIs”)

The Company is a development stage business and does not yet generate significant revenues or other operating cash inflows. The Company therefore uses a mix of Financial and Non-financial KPIs to monitor its activities. Financial KPIs can typically be compared over a period of years; Non-financial KPIs may change from year to year depending on the development stage of the Company’s programs.

1.                                      Research and development spend during the year

Strategic objective: Investment in R&D to generate future revenue for the Group.

Key Performance Indicator: R&D expenditure of £23.7 million (2016: £4.5 million).

Definition: Costs including labor, materials and other expenditure incurred by the Group on research and development.

	£’m
Year ended December 31,	2013	2014	2015	2016	2017
Research and development	1.7	2.6	7.3	4.5	23.7

2.                                      Cash and short-term investments held at year end

Strategic objective: Availability of financial resources to progress the development of the Group’s research and development activities.

Key Performance Indicator: Year end cash and short-term investments of £80.3 million (2016: £39.8 million).

Definition: Cash and cash equivalents plus term deposits with maturities over three months at date of investment.

	£’m
Year ended December 31,	2013	2014	2015	2016	2017
Short-term investments, cash and equivalents	0.6	10.0	3.5	39.8	80.3

3.                                      Demonstration of activity of RPL554 when dosed in addition to tiotropium (Spiriva®)

Strategic objective: Show that RPL554 provides a significant and clinically meaningful benefit when added to tiotropium, a widely used drug to treat COPD.

Key Performance Indicator: Improvement in FEV1 and faster time to onset.

Definition: >100 ml peak FEV1 (additional bronchodilation) on the third day of dosing, compared to placebo.

Progress during year ended December 31, 2017: RPL554 produced a statistically significant dose dependent additional improvement compared to placebo (1.5 mg, p=0.002; 6 mg, p<0.001).

4.                                      Conduct a 4-week Phase 2b dose-ranging clinical trial in Europe in approximately 400 patients

Strategic objective: to progress the development of nebulized RPL554 for the maintenance treatment of COPD through later stage clinical development.

Key Performance Indicator: Initiate study for top-line data to be reported in 2018.

Definition: Study to investigate the efficacy, safety, and dose-response of nebulized RPL554 for the maintenance treatment of COPD.

Progress during year ended December 31, 2017: announced on July 26, 2017 that first patients had been dosed. Top-line data now expected early in the second quarter of 2018, earlier than previous guidance of mid-2018.

5.                                      Conduct an initial Phase 2a clinical study in CF patients

Strategic objective: to initiate the development of RPL554 in CF patients.

Key Performance Indicator: Initiate study for top-line data to be reported in 2018.

Definition: to evaluate the PK and PD profile and tolerability of RPL554 in up to 10 CF patients as well as examine the tolerability of the compound.

Progress during year ended December 31, 2017: announced on April 4, 2017 that first patient had been dosed. Top-line data now expected late in first quarter of 2018, earlier than previous guidance of the first half of 2018.

6.                                      Attain a dual-listing on Nasdaq

Strategic objective: to broaden the pool of potential investors in the Company.

Key Performance Indicator: Introduction of Verona Pharma ADSs to trading on Nasdaq.

Definition: to raise further funds and establish a trading facility for the Company’s American Depositary Shares (ADSs) on Nasdaq.

Progress during the year ended December 31, 2017: on April 28, 2017 the Company completed its Nasdaq IPO, together with a concurrent European private placement and a shareholder private placement, to raise approximately $89.9 million before expenses. The Company’s ADSs are now traded on Nasdaq with the symbol VRNA; each ADS represents 8 ordinary shares in the Company.

Pipeline

The following table depicts the potential indications for RPL554 and their current development status:

Indication
Delivery
Pre-Clinical
Phase 1
Phase 2
Phase 3
Addressable Market Opportunity
COPD
Maintenance
(Home)
COPD
Acute
(Hospital)
Nebulizer
Cystic Fibrosis
COPD
Maintenance
(Home)
MDI
COPD
Maintenance
(Home)
DPI

*RPL554 also has applications in other significant respiratory diseases such as asthma.*

Gender of Directors and employees

We recruit individuals who have the skills, experience and integrity needed to perform the roles to make Verona Pharma a successful company. We recruit without regard to sex or ethnic origin, appointing and thereafter promoting staff based upon merit.

The profile of the Group’s employees at December 31, 2017 was as follows:

	Male	Female	Total
	December 31, 2017	December 31, 2017	December 31, 2017
Number of persons who were Directors of the Company	8	—	8
Number of persons who were senior managers of the Company	4	2	6
Number of persons who were other employees of the Company	3	5	8
Total employees at December 31, 2017	15	7	22

A senior manager is an employee who has the responsibility for planning, directing or controlling the activities of the Group.

Environmental matters

Our operations, including our research, development, testing and manufacturing activities, are subject to numerous environmental, health and safety laws and regulations. These laws and regulations govern, among other things, the controlled use, handling, release and disposal of and the maintenance of a registry for, hazardous materials and biological materials, such as chemical solvents, human cells, carcinogenic compounds, mutagenic compounds and compounds that have a toxic effect on reproduction, laboratory procedures and exposure to blood-borne pathogens. If we fail to comply with such laws and regulations, we could be subject to fines or other sanctions.

As with other companies engaged in activities similar to ours, we face a risk of environmental liability inherent in our current and historical activities, including liability relating to releases of or exposure to hazardous or biological materials. Environmental, health and safety laws and regulations are becoming more stringent. We may be required to incur substantial expenses in connection with future environmental compliance or remediation activities, in which case, our production and development efforts may be interrupted or delayed.

Greenhouse Gas Emissions

We have used the Greenhouse Gas (“GHG”) Protocol Corporate Accounting and Reporting Standard (revised edition) data gathered to fulfil our requirements under the CRC Energy Efficiency scheme, and emission. Our greenhouse gas emission estimates for 2017 and 2016 have been prepared in accordance with the UK government’s Department for Environment, Food and Rural Affairs  (DEFRA) guidance document Environmental Reporting Guidelines: Including Mandatory GHG emissions reporting guidance from June 2013.

Tonnes carbon dioxide equivalent (tCO2-e)
	2017	2016
Estimated greenhouse gas emissions from our own activities, including the combustion of fuel and the operation of our facilities	—	—
Estimated greenhouse gas emissions from purchased electricity, heat, steam or cooling for own use	—	—
Total estimated greenhouse gas emissions	—	—
Intensity ratio:	N/A	N/A

We are a company with a small number of employees. We have serviced offices and we work with our partners to outsource our operations.  As a result we do not emit greenhouse gases from our own activities, nor do we purchase electricity, heat or steam for our own use. (Scope 1 and scope 2 disclosures).

However, we are aware that our activities do have an impact on GHG emissions through the work of our partners and our activities such as business travel. (Scope 3 disclosures). We have discussed with our partners the impact of our operations on emissions but they not enough have been able to provide the information for us to provide a meaningful analysis.

Whilst we have few employees we have activities in the US and Europe and we need to fly our employees, directors and consultants to effectively manage our business and operations. We recognize that we do have control over business travel and have therefore chosen to disclose our estimated related greenhouse gas emissions. For 2017 we estimate that our business travel resulted in the emission of 350 tCO2-e (2016: 190 tCO2- e).

Strategy, Business Model and Approach to Risk

We intend to become a leading biopharmaceutical company focused on the treatment of respiratory diseases with significant unmet medical needs. Our current focus is on RPL554, which we are developing for the treatment of patients with COPD. We believe there is an urgent and unmet medical need for new and more effective treatments for COPD to reduce the number and burden of symptoms, reduce acute periods of worsening symptoms, or exacerbations, and establish a consistent and durable treatment response. We are also developing RPL554 for the treatment of CF, a fatal inherited disease where we believe the bronchodilatory and anti-inflammatory effects of RPL554 may be beneficial. We believe RPL554, if approved, has the potential to become an important and novel treatment and standard of care for COPD and CF patients. We may also explore, alone or with a collaborator, the development of RPL554 to treat asthma and other respiratory diseases.

We are developing RPL554 in a nebulized formulation for the maintenance treatment of COPD patients as a single agent and add-on therapy and for the treatment of CF. We are also developing RPL554 in a nebulized formulation as an add-on therapy to short-acting bronchodilators and other commonly used therapies for the treatment of hospitalized patients with acute exacerbations of COPD.

In addition to our nebulized formulation of RPL554, we are developing RPL554 in both dry powder inhaler, or DPI, and metered dose inhaler, or pMDI, formulations for the maintenance treatment of COPD. We may explore the development of RPL554 in these formulations for the treatment of asthma and other respiratory diseases.

According to the World Health Organization, over one billion people suffer from chronic respiratory diseases. Among the most common of these afflictions is COPD, which is a progressive respiratory disease for which there is no cure. COPD damages the airways and the lungs and leads to shortness of breath, impacting a person’s ability to perform daily activities. In some cases, patients experience acute exacerbations, which are estimated to cause approximately 1.5 million emergency departments, 687,000 hospitalizations and 129,000 deaths per year in the United States alone. According to the World Health Organization, COPD is the third leading cause of death globally, with 210 million people worldwide suffering from the disease. Global sales of drugs currently indicated for COPD were $10.6 billion in 2016 and are expected to grow to $15.6 billion in 2019.

According to the Cystic Fibrosis Foundation, more than 30,000 people in the United States and more than 70,000 people worldwide are living with CF and approximately 1,000 new cases of CF are diagnosed each year. CF is the most common fatal inherited disease in the United States and Europe. CF causes impaired lung function and is commonly associated with repeat and persistent lung infections due to the inability to clear thickened phlegm, or mucus, from the lung. This condition often results in frequent exacerbations and hospitalizations. There is no cure for CF and the median age of death for CF patients is 37 years. CF is considered a rare, or orphan, disease by both the U.S. Food and Drug Administration and the European Medicines Agency.

Drug development is inherently risky. There is no certainty that RPL554 will progress successfully through development, obtain regulatory approval and become a marketable product. Verona Pharma’s internal development expertise and knowledge of respiratory diseases should however allow it to develop RPL554 in a manner that will substantially reduce, but which cannot eliminate, this risk in the future. All of the Group’s activities involve an ongoing assessment of risks and the Group seeks to mitigate such risks where possible. The Board has undertaken an assessment of the principal risks and uncertainties facing the Group, including those that would threaten its business model, future performance, solvency and liquidity. In addition, the Board has considered the longer-term viability of the Group including factors such as the prospects of the Group and its ability to continue in operation for the foreseeable future. The Board considers that the disclosures outlined in the Group’s Strategic Report and the further detailed risk factors included in Form 20-F filed with the SEC, are appropriate given the stage of development of the business. The Board considers that these disclosures provide the information necessary for shareholders to assess the Group’s future viability and potential requirements for further capital to fund its operations.

Having carried out a review of the level of risks that the Group is taking in pursuit of its strategy, the Board is satisfied that the level of retained risk is appropriate and commensurate with the financial rewards that should result from achievement of its strategy.

RISKS ASSOCIATED WITH OUR BUSINESS

In common with other pharmaceutical development companies, the Group faces a number of risks and uncertainties. Internal processes are in place to help identify, manage and mitigate these risks.

The main risks have been identified as follows:

•                  We have a limited operating history, have never generated any product revenue, have incurred significant operating losses since our inception, expect to incur significant operating losses for the foreseeable future and may never achieve or maintain profitability.

•                  We will need additional funding to complete the development and commercialization of RPL554, if approved, and if we are unable to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

•                  We depend heavily on the success of RPL554, our only product candidate, and we cannot give any assurance that RPL554 will receive regulatory approval for any indication, which is necessary before it can be commercialized.

•                  RPL554 is in early-stage clinical development. If clinical trials of RPL554 are prolonged or delayed, or if RPL554 in later stage clinical trials fails to show the desired safety and efficacy, we or our collaborators may be unable to obtain required regulatory approvals and be unable to commercialize RPL554 on a timely basis, or at all.

•                  We may encounter regulatory issues or changes that increase our costs and delay or impede our development and commercialization efforts.

•                  Britain’s proposed withdrawal from the European Union has created significant uncertainty about the future relationship between the United Kingdom and the EU, including applicability of laws and regulations, as well as potentially negative impacts on economic conditions, trade and financial markets.

•                  We rely, and expect to continue to rely, on third parties to conduct our clinical trials and pre-clinical testing, and to manufacture our product candidates for pre-clinical and clinical testing, and those third parties may not perform satisfactorily, which could delay our product development activities.

•                  If we are unable to adequately protect our technology, or to secure and maintain freedom to operate or issued patents protecting our product candidates, others could preclude us from commercializing our technology and products or compete against us more directly.

•                  We face significant competition from other biotechnology and pharmaceutical companies.

•                  Our future growth and ability to compete depends on retaining our key personnel and recruiting additional qualified personnel.

On behalf of the Board

Dr. Jan-Anders Karlsson

Chief Executive Officer

27 February, 2017

VERONA PHARMA PLC

DIRECTORS’ REPORT FOR THE YEAR ENDED DECEMBER 31, 2017

The Directors present their report together with the audited financial statements for the year ended December 31, 2017.

Results and dividends

The Group results for the year are set out on page 61. There was a loss for the year after taxation amounting to £20.5 million (2016: loss of £5.0 million).  This reflects a planned increase in research and development expenditure offset by the gain recorded from the decrease in the fair value of the warrants. In view of the loss for the period, further planned expenditure on drug development and in the absence of distributable reserves the Directors cannot recommend the payment of a dividend (2016: £nil). Net cash, cash equivalents and short-term investments at December 31, 2017 increased to £80.3 million from £39.8 million at December 31, 2016 primarily due to the global offering offset by cash spent on research and development activities.

Research and Development Activities

The Chairman and Chief Executive Officer’s joint statement describes the Group’s research and development strategy and activities.

Directors

The directors of the company who were in office during the year and up to the date of signing of the financial statements were:

Executive Director

Jan-Anders Karlsson

Non-executive Directors

David Ebsworth

Ken Cunningham

Anders Ullman

Patrick Humphrey (resigned, April 15, 2017)

Rishi Gupta

Mahendra Shah

Andrew Sinclair

Vikas Sinha

To the extent permitted by the U.K. Companies Act 2006, we are empowered to indemnify our directors against any liability they incur by reason of their directorship. We have also entered into a deed of indemnity with each of our directors and executive officers and this has been in place since March 31, 2017. In addition to such indemnification, we provide our directors and executive officers with directors’ and officers’ liability insurance.

Pensions

Verona Pharma plc operates a defined contribution pension scheme open to all Executive Directors and employees.

Political and charitable contributions

There were no political or charitable contributions made by the Company during the year ended December 31, 2017 (2016: £nil).

Future developments

The Chairman and Chief Executive Officer’s joint statement describes the Group’s activities, strategy and future prospects.

Significant shareholders

The Company has been notified, in accordance with Chapter 5 of the FCA’s Disclosure and Transparency Rules, of the interests in its ordinary shares as at December 31, 2017 of 3% shareholders and above:

	Number of	% of Share
	Ordinary shares	Capital
Novo A/S	12,389,985	11.8%
Vivo Capital	11,943,645	11.4%
OrbiMed	10,003,194	9.5%
New Enterprise Associates	9,757,393	9.3%
Abingworth	7,215,534	6.9%
VenBio	7,000,000	6.7%
Edmond de Rothschild Investment Partners	5,767,585	5.5%
Foresite Capital Management LLC	5,000,000	4.8%
Tekla Capital Management	4,412,031	4.2%
Aisling	3,548,768	3.4%
Arthurian Life Sciences	3,400,352	3.2%

Capital Structure

As at December 31, 2017, the Company has 105,017,400 5p ordinary shares, all of which rank pari passu.  All shares are admitted to trading on the AIM market of the London Stock Exchange and American Depositary Shares (“ADSs”) are traded on Nasdaq following the global offering on April 26, 2017.

As part of the July 2016 placement the Company issued 31,115,927 warrants that give the warrant holder the right to subscribe for 0.4 of an ordinary share at a per share exercise price 172p (see note 20). As at December 31, 2017, there were 31,003,155 warrants outstanding with rights over 12,401,262 ordinary shares.

Corporate Governance

The Corporate Governance report describes the corporate governance of the Group.

Principal Risks and Uncertainties

See the Strategic Report for a discussion of risks facing the Group.

Financial risk management

We are exposed to a variety of financial risks. Our overall risk management program seeks to minimize potential adverse effects of these financial risks on our financial performance.

Credit Risk

We consider all of our material counterparties to be creditworthy. We consider the credit risk for each of our counterparties to be low and do not have a significant concentration of credit risk at any of our counterparties.

Liquidity Risk

We manage our liquidity risk by maintaining adequate cash reserves at banking facilities, and by continuously monitoring our cash forecasts, our actual cash flows and by matching the maturity profiles of financial assets and liabilities.

Market Risk

Foreign currency risk reflects the risk that the value of a financial commitment or recognized asset or liability will fluctuate due to changes in foreign currency rates. Our financial position, as expressed in pounds sterling, are exposed to movements in foreign exchange rates against the U.S. dollar and the euro. Our main trading currencies are pounds sterling, the U.S. dollar and the euro. We are exposed to foreign currency risk as a result of operating transactions and the translation of foreign bank accounts. We monitor our exposure to foreign exchange risk, sensitivity analysis and exposure is described further in note 3.1 in the financial statements. We have not entered into foreign exchange contracts to hedge against gains or losses from foreign exchange fluctuations.

Interest rate risk reflects the risk that the value of a financial instrument will fluctuate as a result of change in market interest rates on classes of financial assets and financial liabilities. We do not hold any derivative instruments to manage interest rate risk.

Auditors

PricewaterhouseCoopers LLP have expressed their willingness to continue in office as auditors for another year. In accordance with Section 489 of the Companies Act 2006, a resolution proposing that PricewaterhouseCoopers LLP be re-appointed as auditors of the Company and that the Directors be authorized to fix their remuneration will be proposed at the Annual General Meeting.

Annual General Meeting

A notice of Annual General Meeting of the Company will be sent out in due course, setting out time, date and location of the meeting, together with the resolutions relating to the business which the Company proposes to conduct at such meeting.

Statement of Directors’ responsibilities

The directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable law and regulation.

Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have prepared the group financial statements in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union and company financial statements in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union. Under company law the directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the group and company and of the profit or loss of the group and company for that period. In preparing the financial statements, the directors are required to:

•                  select suitable accounting policies and then apply them consistently;

•                  state whether applicable IFRSs as adopted by the European Union have been followed for the group financial statements and IFRSs as adopted by the European Union have been followed for the company financial statements, subject to any material departures disclosed and explained in the financial statements;

•                  make judgements and accounting estimates that are reasonable and prudent; and

•                  prepare the financial statements on the going concern basis unless it is inappropriate to presume that the group and company will continue in business.

The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the group and company’s transactions and disclose with reasonable accuracy at any time the financial position of the group and company and enable them to ensure that the financial statements comply with the Companies Act 2006 and, as regards the group financial statements, Article 4 of the IAS Regulation.

The directors are also responsible for safeguarding the assets of the group and company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors of the ultimate parent company are responsible for the maintenance and integrity of the of the ultimate parent company’s website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

The directors consider that the annual report and accounts, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the group and company’s performance, business model and strategy.

Each of the directors, whose names and functions are listed in Directors’ Report confirm that, to the best of their knowledge:

•                  the company financial statements, which have been prepared in accordance with IFRSs as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and loss of the company;

•                  the group financial statements, which have been prepared in accordance with IFRSs as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and loss of the group; and

the Directors’ Report includes a fair review of the development and performance of the business and the position of the group and company, together with a description of the principal risks and uncertainties that it faces.

In the case of each director in office at the date the Directors’ Report is approved:

•                  so far as the director is aware, there is no relevant audit information of which the group and company’s auditors are unaware; and

•                  they have taken all the steps that they ought to have taken as a director in order to make themselves aware of any relevant audit information and to establish that the group and company’s auditors are aware of that information.

On behalf of the Board.

Dr. Jan-Anders Karlsson

Chief Executive

February 27, 2017

VERONA PHARMA PLC

CORPORATE GOVERNANCE FOR THE YEAR ENDED DECEMBER 31, 2017

CORPORATE GOVERNANCE REPORT

It is the Board’s belief that good corporate governance is integral to a successful business, and the company seeks to apply the highest standards of corporate governance appropriate to its size and stage of development.

Verona Pharma’s shares are listed on AIM and Nasdaq, and the company is therefore not required to follow the UK Corporate Governance Code (“the Code”). We seek to comply with the Code so far as it is practical to do so, balancing these requirements against the needs of the business and investing our cash resources in the further development of RPL554 which, if successful, has the potential to generate substantial additional value for our shareholders. It is also important that we are able to attract and retain appropriate individuals with experience of running and governing dual-listed companies. Accordingly, there may be circumstances in which our policies are not aligned with best practice in the UK.

THE BOARD OF DIRECTORS

At December 31, 2017, the Board comprised 7 non-Executive Directors, and one Executive Director.

The Board typically has six scheduled meetings per year (approximately every two months), with additional Board meetings and Board sub-committee meetings convened as circumstances and business needs dictate. The Board is responsible to the shareholders for the proper management of the Company and sets the overall direction and strategy of the Company, reviews scientific, operational and financial performance, and approves management appointments. All key operational and investment decisions are subject to Board approval.

There is a clear separation of the roles of Chief Executive Officer and non-Executive Chairman. The non-Executive Chairman is responsible for overseeing the running of the Board, ensuring that no individual or group dominates the Board’s decision-making and ensuring the non-Executive Directors are properly briefed on matters. The Chief Executive Officer has the responsibility for implementing the strategy of the Board and managing the day to day business activities of the Group.

In accordance with our Articles of Association, one third of our directors retire from office at every annual general meeting of shareholders. Retiring directors are eligible for re-election and, if no other director is elected to fill his or her position and the director is willing, shall be re-elected by default.

BIOGRAPHIES

Jan-Anders Karlsson, Ph.D. Dr. Karlsson has served as our Chief Executive Officer and on our board of directors since June 2012. From January 2005 to May 2012, Dr. Karlsson was the Chief Executive Officer of S*BIO Pte Ltd, a biotechnology company in Singapore. Previously to S*BIO, Dr. Karlsson was Executive Vice President and head of Pharma Global Research at Bayer HealthCare AG in Germany. Dr. Karlsson received an M.Sc. in pharmacy from Uppsala University and a Doctor of Medical Science (Ph.D.) in clinical experimental pharmacology from the University of Lund.

David Ebsworth, Ph.D. Dr. Ebsworth has served as the Non-Executive Chairman of our board of directors since December 2014. From October 2009 to August 2014, Dr. Ebsworth served as Chief Executive Officer of Vifor Pharma, based in Zürich, the specialty pharma division of Galenica AG Group, a pharmaceutical wholesaler and retailer, and as a member of Galenica’s Executive Committee. In 2012, Dr. Ebsworth was also named as Chief Executive Officer of Galenica and as Chairman of Galenica’s Executive Committee, positions he held until August 2014. Dr. Ebsworth received a Ph.D. in industrial relations from the University of Surrey.

Ken Cunningham, M.D. Dr. Cunningham has served as a Non-Executive Director on our board of directors since September 2015.  Dr. Cunningham serves as the non-executive chairman of the board of directors of Abzena plc and of MedherantLtd.  Dr. Cunningham received a degree in medicine from St. Mary’s, Imperial College, London University.

Rishi Gupta. Mr. Gupta has served as a Non-Executive Director on our board of directors since July 2016.  Since 2002, Mr. Gupta has held various positions at OrbiMed Advisors LLC, a global healthcare investment firm, where he is currently a Private Equity Partner. Mr. Gupta currently is a member of the board of directors of Avitide, Inc. and Turnstone Biologics, Inc. Mr. Gupta received an A.B. in biochemical sciences from Harvard College and a J.D. from the Yale Law School.

Mahendra Shah, Ph.D. Dr. Shah has served as a Non-Executive Director on our board of directors since July 2016.  Since March 2010, Dr. Shah has served as a Managing Director of Vivo Capital, a healthcare investment firm. Dr. Shah is also the founder and Executive Chair of Semnur Pharmaceuticals, Inc., a specialty pharmaceutical company. Dr. Shah serves as a member of the board of directors of Fortis Inc., a specialty pharmaceuticals company, Crinetics Pharmaceuticals, Inc., Soleno Therapeutics, Inc., Impel Neuropharma, Inc., and several other private companies in the biopharmaceutical and biotechnology industries. Dr. Shah received his Ph.D. in industrial pharmacy from St. John’s University and a Master’s Degree in Pharmacy from L.M. College of Pharmacy in Gujarat, India

Andrew Sinclair, Ph.D. Dr. Sinclair has served as a Non-Executive Director on our board of directors since July 2016. Since 2008, Dr. Sinclair has held various positions at Abingworth LLP, a life sciences investment group, where he is currently a Partner and Portfolio Manager. Dr. Sinclair is a member of the Institute of Chartered Accountants in England and Wales and received a Ph.D. in chemistry and genetic engineering at the BBSRC Institute of Plant Science, Norwich, and a B.Sc. in microbiology from King’s College London.

Vikas Sinha. Mr. Sinha has served as a Non-Executive Director on our board of directors since September 2016. Since January 2018, Mr. Sinha has served as an Executive Partner of MPM Capital, Inc., a life sciences investment company. From 2005 to 2016, Mr. Sinha was the Chief Financial Officer of Alexion Pharmaceuticals, Inc., a biotechnology company. Mr. Sinha holds a master’s degree in business administration from the Asian Institute of Management. He is also a qualified Chartered Accountant from the Institute of Chartered Accountants of India and a Certified Public Accountant in the United States.

Anders Ullman, M.D., Ph.D. Dr. Ullman has served as a Non-Executive Director on our board of directors since September 2015. Since 2016, he has served as Head of the COPD Centre at Sahlgrenska University Hospital, Sweden. From 2013 to 2014, Dr. Ullman was Executive Vice President and Head of Research and Development in the BioScience business unit of Baxter International Inc., a healthcare company, which became Baxalta Inc. From 2007 to 2013, Dr. Ullman was Executive Vice President, Head of Research and Development at Nycomed Pharma Private Limited, which was acquired by Takeda Pharmaceutical Company Limited. Dr. Ullman received a M.D. and a Ph.D. in clinical pharmacology from the University of Gothenburg.

Committees of our Board of Directors

Our Board has three standing committees: an Audit Committee, a Remuneration Committee and a Nomination and Governance Committee.

Audit Committee of the Board

The Audit Committee, which consists of Vikas Sinha, Dr. David Ebsworth and Dr. Andrew Sinclair assists the Board in overseeing our accounting and financial reporting processes and the audits of our financial statements. Mr Sinha serves as Chairman of the Audit Committee. The Audit Committee consists of members of our Board who are financially literate and are also considered to be “audit committee financial experts” as defined by applicable SEC rules and have the requisite financial sophistication as defined under the applicable Nasdaq rules and regulations. Our Board has determined that all of the members of the Audit Committee satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. The Audit Committee will be governed by a charter that complies with Nasdaq rules.

The Audit Committee’s responsibilities include:

•                  recommending the appointment of the independent auditor to the general meeting of shareholders;

•                  the appointment, compensation, retention and oversight of the independent auditor;

•                  pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;

•                  evaluating the independent auditor’s qualifications, performance and independence, and presenting its conclusions to our Board on at least an annual basis;

•                  reviewing and discussing with the executive officers, our Board and the independent auditor our financial statements and our financial reporting process; and

•                  considering and recommending to our Board whether the audited financial statements be approved.

The Audit Committee will meet as often as one or more members of the Committee deem necessary, but in any event will meet at least four times per year. The Audit Committee will meet at least once per year with our independent auditor, without our executive officers being present.

PricewaterhouseCoopers LLP (PwC) has been the Group’s auditor since 2016. PwC operate procedures to safeguard against the possibility of their objectivity and independence being compromised. This includes the use of quality review partners, consultation with internal compliance teams and the carrying out of an annual independence procedure within their firm. PwC report to the Audit Committee on matters including independence and non-audit fees on an annual basis. The audit partner changes every five years. The amount charged by the external auditors for the provision of services during the twelve month period under review is set out in note 7 to the Financial Statements.

Remuneration Committee of the Board

The Remuneration Committee, which consists of Dr. Ken Cunningham, Dr. David Ebsworth and Rishi Gupta, assists the Board in determining directors’ and senior executives’ compensation. Dr Cunningham serves as Chairman of the Committee.

The Remuneration Committee’s responsibilities include:

•                  identifying, reviewing and proposing policies relevant to the compensation of the Company’s directors and executive officers;

•                  evaluating each executive officer’s performance in light of such policies and reporting to the Board;

•                  analyzing the possible outcomes of the variable remuneration components and how they may affect the remuneration of the executive officers;

•                  recommending any equity long-term incentive component of each executive officer’s compensation in line with the remuneration policy and reviewing our executive officer compensation and benefits policies generally;

•                  appointing and setting the terms of reference for any remuneration consultants who advise the Committee and obtain benchmarking data with respect to the directors’ and executive officers’ compensation; and

•                  reviewing and assessing risks arising from our compensation policies and practices.

The Directors’ Remuneration Report is presented on pages 34 to 53.

Nomination and Governance Committee of the Board

The Nomination and Governance Committee, which consists of Dr. David Ebsworth, Dr. Mahendra Shah and Dr. Anders Ullman, assists our Board in identifying individuals qualified to become executive and non-executive directors of our Company consistent with criteria established by our Board and in developing our corporate governance principles. Dr Ebsworth serves as Chairman of the Committee.

The Nomination and Governance Committee’s responsibilities include:

•                  reviewing and evaluating the structure, size and composition of our Board and making recommendations with regard to any adjustments considered necessary;

•                  drawing up selection criteria and appointment procedures for Board members;

•                  identifying and nominating, for the approval of our Board, candidates to fill vacancies on the Board and its corresponding committees;

•                  keeping under review the leadership needs of the Company, both executive and non-executive, and planning the orderly succession of such appointments; and

•                  assessing the functioning of our Board and individual members and reporting the results of such assessment to the Board.

Attendance at Board and committee Meetings

The Directors attended the following Board and committee meetings during the year:

Director	Board meetings	Audit Committee	Remuneration Committee	Governance and Nomination Committee
Jan-Anders Karlsson	6/6	—	—	—
David Ebsworth	6/6	5/7	4/4	1/1
Ken Cunningham	6/6	—	4/4	—
Anders Ullman	6/6	—	—	—
Rishi Gupta	6/6	—	4/4	—
Mahendra Shah	6/6	—	—	1/1
Andrew Sinclair	6/6	7/7	—	—
Vikas Sinha	6/6	7/7	—	—

Risk Management and Internal Control

The Board is responsible for the systems of internal control and for reviewing their effectiveness. The internal controls are designed to manage rather than eliminate risk and provide reasonable but not absolute assurance against material misstatement or loss. The Board reviews the effectiveness of these systems annually by considering the risks potentially affecting the Group.

In addition to consideration of financial risk as part of the review of broader internal control, this is the first year that the Group is required to assess and report on the effectiveness of the internal controls over financial reporting under Section 404(a) of the Sarbanes-Oxley Act. As the Group currently qualifies as an ‘emerging growth company’, as defined in the Jumpstart Our Business Start-Ups Act of 2012, Verona Pharma is currently exempt from the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. The Group will lose this exemption at the earlier of when it fails to qualify as an emerging growth company or the financial year ended December 31, 2022.

The Group does not consider it necessary to have an internal audit function due to the small size of the administrative function. This need is evaluated on an annual basis. There is a detailed monthly review and authorization of transactions by the Chief Financial Officer and Chief Executive Officer.

A comprehensive budgeting process is completed once a year, shortly prior to the start of each new financial year, which is reviewed and approved by the Board; a further reforecasting exercise is prepared mid-year, which is also reviewed and approved by the Board. Detailed management accounts are produced on a monthly basis, with all significant variances investigated promptly. The management accounts are reviewed and commented on by the Board at the meetings every two months and are reviewed on a monthly basis by the management team and budget holders.

The Group maintains appropriate insurance cover, including in respect of actions taken against the Directors because of their roles, as well as against material loss or claims against the Group. The insured values and type of cover are comprehensively reviewed on an annual basis.

Corporate Social Responsibility

The Board of Verona Pharma recognizes the importance of sound corporate governance and strives, where practicable for a company of its size and nature, to comply with the standards of good practice prescribed by the UK Corporate Governance Code (2016) in its four specified areas:

•                  Board leadership and effectiveness

•                  Directors’ remuneration

•                  Accountability with respect to financial practices

•                  Relations with shareholders

Whistle-blowing

The company has formal arrangements in place to facilitate ‘whistle-blowing’ by employees through a contract with a third party service provider. If a complaint is made to this third party, the content is sent anonymously by email to the Company’s Compliance Officer, so that appropriate action can be taken.

Employment

The company endeavors to appoint employees with appropriate skills, knowledge and experience for the roles they undertake and thereafter to develop, incentivize and retain staff. The Board recognizes its legal responsibility to ensure the well-being, safety and welfare of the company’s employees and maintain a safe and healthy working environment for them and our visitors. If an employee has a concern about unsafe conditions or tasks, they are encouraged to report their concerns immediately to their manager or the Company’s legal counsel.

Diversity Policy

The company is fully committed to the elimination of unlawful and unfair discrimination and values the differences that a diverse workforce brings to the organization. The company endeavors to not discriminate because of age, disability, gender reassignment, marriage and civil partnership, pregnancy and maternity, race (which includes color, nationality and ethnic or national origins), religion or belief, sex or sexual orientation. The company will undertake an annual review of its policies and procedures to establish its position with regard to compliance and best practice, including administering a questionnaire to all employees to establish employees’ perception of diversity.

Relations with shareholders

The Board values good relations with the Company’s shareholders and understands the importance of effectively communicating the Company’s operational and financial performance as well as its future strategy.  The Company’s website provides financial information as well as historical news releases and matters relating to corporate governance.

The Chairman of the Board and the CEO maintain ongoing dialogue with shareholders and communicate their views to the Board.  The Board recognizes it is accountable to shareholders and ensures that their views are taken into account in agreeing the Company’s strategy and other operational matters.

Annual and interim results are communicated by regulatory news services as are ad hoc operational and regulatory releases.  Shareholders may also attend the Annual General Meeting where they can discuss matters with the board.

VERONA PHARMA PLC

DIRECTORS’ REMUNERATION REPORT FOR THE YEAR ENDED DECEMBER 31, 2017

Letter from the Chair of the Remuneration Committee

Dear Shareholders,

On behalf of the Remuneration Committee, I am pleased to present our Directors’ Remuneration Report for the year ended December 31, 2017, which will be subject to an advisory vote, and our Remuneration Policy which will be subject to a binding vote under resolutions to be proposed at the 2018 Annual General Meeting. The outcome of these votes will also be considered carefully by the Remuneration Committee in the formulation and approval of the Company’s future Remuneration Policy.

Remuneration Policy

This is the first year that the Company has been required to put the Remuneration Policy (“Policy”) to shareholders for approval. The Policy is set out in full within the Directors’ Remuneration Report and will be proposed as a resolution at the next Annual General Meeting of the Company, a notice of which will be sent out in due course setting out the time, date and location of the meeting, together with resolutions relating to the business which the Company proposes to conduct at such meeting.

Key decisions and activities in the year ended December 31, 2017

Since January 1, 2017 the Committee has undertaken the following key decisions and activities:

•                  Conducted a thorough benchmarking exercise of the remuneration structure and overall compensation of the Company’s Executive Director and other senior management using a comparator group of listed life science companies, a number of which are at a similar stage of clinical development and with a similar market capitalization or net assets. This exercise led to a recommendation, which was accepted by the Board, to increase the Executive Director’s annual base salary from £250,000 to £290,000 in recognition of the significant increase in the responsibilities and complexity of the role as a dual-listed company;

•                  Adopted a new incentive award plan, the 2017 Incentive Plan, under which we may grant cash and equity-based incentive awards to eligible employees in order to attract, incentivise and retain the skilled individuals we need to operate our business;

•                  Awarded under the 2017 Incentive Plan share options to all employees and Restricted Stock Units (“RSUs”) to the Company’s Executive Director and other members of the senior management team;

•                  Reviewed the remuneration of the Chairman and non-Executive Directors using the comparator group of life science companies referred to above, taking into account the additional work load and responsibilities of certain non-Executive Directors who chair the Company’s Board Committees. This review led to a recommendation to the Board, which was accepted, to terminate the previous arrangements for the incremental payment to the Chairman for additional services (amounting to a payment in 2016 of £44,000) and to correspondingly increase the Chairman’s annual fee from £80,000 to £108,000. In addition, the Chair of the Audit Committee received a fee of £12,000 per annum and the Chair of the Remuneration Committee received a fee of £10,000, in each case in addition to their annual Director’s fee;

•                  Assessed the Company’s performance against the corporate objectives set for the 2016 financial year and recommended to the Board the level of bonuses to be paid to the Executive Director and other senior management in respect of the financial year ended December 31, 2016, to be included within the 2016 annual report and accounts. This recommendation was accepted by the Board;

•                  Recommended to the Board the annual bonus objectives for the financial year ended December 31, 2017 for the Executive Director. Performance against these objectives has been assessed by the Remuneration Committee following completion of the financial year ended December 31, 2017 and the Committee has recommended to the Board the level of bonuses to be paid to the Executive Director and members of the senior management team in respect of the financial year ended December 31, 2017. The Board has accepted this recommendation and such amounts have been included within these 2017 annual report and accounts; and

•                  Recommended to the Board the annual bonus objectives for the financial year ended December 31, 2018 for the Executive Director. Performance against these objectives will be assessed by the Remuneration Committee following completion of the financial year ended December 31, 2018.

The Company has made significant progress during 2017 in the clinical development of RPL554, with the initiation of four clinical trials during 2017, two of which have already reported encouraging positive top-line data earlier than expected, and in strengthening the financial position of the Company through a global offering comprising an initial public offering (“IPO”) on the Nasdaq Global Market (“Nasdaq”) and a concurrent European private placement, together with a shareholder private placement to raise £70 million ($89.9 million) gross.

With the IPO on Nasdaq and a growing workforce, the Company has undertaken an extensive review of its remuneration policies and procedures. Furthermore, to support the clinical development and commercialization of RPL554, the Company has expanded its competencies by hiring two additional members to the senior management team, Desiree Luthman as vice-president, regulatory affairs, and Richard Hennings as commercial director.

I hope that you remain supportive of our remuneration approach and will vote in favor of both resolutions.

Yours faithfully,

Dr Ken Cunningham

Chair of the Remuneration Committee

February 27, 2018

Annual Report on Remuneration

The information in this part of the Directors’ Remuneration Report (‘DRR’) is subject to audit.

Single total figure of remuneration of each Director

The Directors received the following remuneration for the years ended December 31, 2017 and December 31, 2016:

Year Ended December 31, 2017	Base Salary £	Bonus £	Employer’s Pension £	Share-based payment (i) £	Other (ii) £	2017 Total £
Executive
Jan-Anders Karlsson	290,000	254,000	17,400	501,955	11,765	1,075,120
Non-Executive
David Ebsworth	108,000	—	—	—	—	108,000
Patrick Humphrey(1)	8,750	—	—	—	—	8,750
Ken Cunningham	40,000	—	—	—	—	40,000
Anders Ullman	30,000	—	—	—	—	30,000
Rishi Gupta	30,000	—	—	—	—	30,000
Mahendra Shah	30,000	—	—	—	—	30,000
Andrew Sinclair	30,000	—	—	—	—	30,000
Vikas Sinha	42,000	—	—	—	—	42,000
	608,750	254,000	17,400	501,955	11,765	1,393,870

Year Ended December 31, 2016	Base Salary £	Bonus £	Employer’s Pension £	Share-based payment £	Other £	2016 Total £
Executive
Jan-Anders Karlsson	220,833	230,000	13,250	1,250	12,002	477,335
Biresh Roy(2)	93,872	—	5,632	—	3,737	103,241
Non-Executive
David Ebsworth	124,000	—	—	—	—	124,000
Patrick Humphrey	30,000	—	—	—	—	30,000
Ken Cunningham	30,000	—	—	—	—	30,000
Anders Ullman	30,000	—	—	—	—	30,000
Rishi Gupta	12,500	—	—	—	—	12,500
Mahendra Shah	12,500	—	—	—	—	12,500
Andrew Sinclair	12,500	—	—	—	—	12,500
Vikas Sinha	9,083	—	—	—	—	9,083
	575,288	230,000	18,882	1,250	15,739	841,159

(1) Resigned April 15, 2017.

(2) Resigned January 7, 2016.

(i) Share based payments represent the intrinsic value of share options that vested during the years ended December 31, 2016 and December 31, 2017 and the intrinsic value of RSUs granted in the year ended December 31, 2017.  The intrinsic value is the difference between the share price on the date of vesting and the exercise price of the option or, in the case of RSUs, the share price on the day of issue. The face value of the awards is defined as the market value of the shares on the date of grant.  This was £1.33 per share, meaning the total face value of the options and RSUs issued in 2017 was £2,303,551.  However, the options were issued with an exercise price of £1.32, the price of shares issues in the Global Offering.  As a result the fair value of the awards differs from the face value.  The fair value of the options and RSUs issued in the 2017 was £1,733,039.

(ii) Other benefits represent healthcare benefits.

Annual performance bonus

The Company has a discretionary bonus scheme for all employees and the Executive Director. Bonus payments are a percentage of base salary based on performance measured against target objectives and, dependent upon the position of the employee within the Company, also against stretch objectives. For the Executive Director’s bonus during the 2017 performance period, the total of the target bonus objectives was 66% and the total of the stretch bonus objectives was an additional 66% of base salary, giving a maximum bonus potential of 132% of base salary.  Considering the actual performance achieved and the associated bonus weighting of each objective, the Remuneration Committee considered it appropriate to make a bonus award to the Executive Director equivalent to 87.6% of base salary. The annual bonus award will be payable in cash in February 2018.

Specific details of the actual performance objectives are considered commercially sensitive and therefore are not disclosed in detail. However, the objectives used to measure the Executive Director’s performance included the following:

•                  financial goals, including completion of the Company’s Nasdaq IPO;

•                  pre-clinical and clinical development activities relating to RPL554; and

•                  commercial-related objectives.

Long term incentive awards during the financial year

Executive Directors may be granted long term incentive awards at the discretion of the Remuneration Committee. During the 2017 performance period, following adoption of the 2017 Incentive Plan, the Executive Director was awarded options to subscribe for the Company’s ordinary shares split into two different types of awards:

•                  options to subscribe for ordinary shares (“Options”), whereby each option has an exercise price equivalent to the closing market ordinary share price on the day prior to grant; and

•                  restricted share units (“RSUs”), whereby each unit represents a right to receive one ordinary share per RSU, or an amount in cash or other consideration.

In accordance with the Remuneration Policy, the vesting of awards was set by the Remuneration Committee with the objective of aligning long-term employee interests with those of shareholders and providing a competitive remuneration structure that attracts, incentivizes and retains all employees in the key markets in which the Company operates. To provide a consistent remuneration structure across these markets and a structure that is competitive in the US in which the Company competes for candidates, during the 2017 performance period, awards granted to the Executive Director and senior management vest 50% in three substantially equal annual installments following the grant date and 50% in four substantially equal annual installments following the grant date.

In general, the awards are subject to a service condition and may be exercised at any time between the vesting date and the tenth anniversary of the date of grant. Awards which do not vest at the end of the vesting period will lapse permanently.

During the 2017 performance period, in order to provide a competitive remuneration package consistent with US market practice, Options were granted to one US-based non-Executive Director.  These Options vest in three substantially equal annual installments following the grant date.  None of the other existing non-Executive Directors hold or have been granted Options.

Payments to past Directors

There were no payments to past Directors made during the financial year ending December 31, 2017.

Payments for Loss of Office

There were no payments made to Directors for Loss of Office during the financial year ending December 31, 2017.

Statement of Directors’ Shareholding and Share Interests

The CEO is required to build and retain a significant holding in the Company. Under his employment agreement, as amended, Dr. Karlsson is required to invest an amount equal to £130,000 in the Company through the purchase of the Company’s ordinary shares. Currently Dr. Karlsson holds 89,150 shares, as disclosed in the table below, representing an investment of £124,500. Subject to permitted trading periods under the Company’s Share Dealing Policy, it is Dr. Karlsson’s intention to further increase his investment in the Company.

The table below details the total number of shares owned (including their beneficial interests), the total number of share options held, the number of share options vested but not yet exercised and the total number of restricted share units (“RSUs”) held as at December 31, 2017:

		Options and RSUs
December 31, 2017	Shares	Options - not vested	Options Vested, not exercised	RSUs not vested	Total (Shares and options)
Executives
Jan-Anders Karlsson	89,150	2,235,598	410,000	346,395	3,081,143
Non Executives
Vikas Sinha	22,222	120,384	—	—	142,606
David Ebsworth	135,787	—	—	—	135,787
	247,159	2,355,982	410,000	346,395	3,359,536

The interests of the Directors in the Company’s share options and RSUs is as follows:

Director	Date of Grant	Price Per share (£)	Type	1-Jan-17	Granted during the period	December 31, 2017	Date from which exercisable	Expiry date
Jan-Anders Karlsson	9/17/2012	2.5	EMI	40,000	—	40,000	(i)	6/1/2022
	9/17/2012	5	EMI	20,000	—	20,000	(i)	6/1/2022
	9/17/2012	6	EMI	20,000	—	20,000	(i)	6/1/2022
	9/17/2012	7.5	EMI	20,000	—	20,000	(i)	6/1/2022
	7/29/2013	2	Unapproved	100,000	—	100,000	(ii)	7/29/2023
	5/15/2014	1.75	Unapproved	60,000	—	60,000	(iii)	5/15/2024
	1/29/2015	1.25	Unapproved	300,000	—	300,000	(iv)	1/29/2025
	2/9/2016	2	Unapproved	100,000	—	100,000	(v)	2/9/2026
	2/9/2016	3.3	Unapproved	100,000	—	100,000	(v)	2/9/2026
	8/3/2016	1.8	Unapproved	500,000	—	500,000	(vi)	8/3/2026
	4/26/2017	1.32	Unapproved	—	1,385,598	1,385,598	(vii)	4/26/2027
	4/28/2017	—	RSU	—	346,395	346,395	(vii)	4/26/2027
Vikas Sinha	4/26/2017	1.32	Unapproved	—	120,384	120,384	(viii)	4/26/2027

All options are subject to service rather than performance conditions.

(i)                                     The options vested in 3 tranches, the first third of options vested on June 1, 2013, the second third on June 1, 2014 and the final third on June 1 2015.

(ii)                                  The options vested in 3 tranches, the first third of options vested on July 29, 2014, the second third on July 29, 2015 and the final third on July 29, 2016.

(iii)                               The options vested in 3 tranches, the first third of options vested on May 15, 2015, the second third on May 15, 2016, and the final third on May 15, 2017.

(iv)                              Half of these options vested on January 29, 2017 and the final half will vest on January 29, 2018.

(v)                                 These options will vest in two tranches with one half vesting on February 9, 2018 and the other half vesting on February 9, 2019.

(vi)                              These options will vest in two tranches with one half vesting on August 3, 2018 and the other half vesting on August 3, 2019.

(vii)                           These options will vest 50% in three tranches and 50% in four tranches. For the options vesting in three tranches, one third will vest on April 26, 2018, one third will vest on April 26, 2019 and the final third will vest on April 26, 2020. For the options vesting in four tranches, one quarter will vest on April 26, 2018, one quarter will vest on April 26, 2019, one quarter will vest on April 26, 2020 and the final quarter will vest on April 26, 2021.

(viii)                        These options will vest in three tranches; one third will vest on April 26, 2018, one third will vest on April 26, 2019 and the final third will vest on April 26, 2020.

Directors’ interests

The beneficial and non-beneficial interests in the Company’s shares of the Directors and their families as at December 31, 2017 were as follows:

Name	Held at December 31, 2016	Held at December 31, 2017
David Ebsworth	104,285	135,787
Jan-Anders Karlsson	69,400	89,150
Vikas Sinha	Nil	22,222
Anders Ullman	Nil	Nil
Rishi Gupta	Nil	Nil
Mahendra Shah	Nil	Nil
Andrew Sinclair	Nil	Nil
Ken Cunningham	Nil	Nil

Interests are shown after taking into account the 50-for-1 share consolidation approved by shareholders on February 8, 2017.

Total Shareholder Return

The graph below shows the Company’s performance, measured by total shareholder return, for UK ordinary shares listed on AIM against the AIM All Share Index (AIM: VRP). The AIM All Share Index has been selected for this comparison because Verona Pharma has been trading on this exchange for over five years and is considered to be the most suitable comparator index.

CHIEF EXECTUTIVE OFFICER TOTAL REMUNERATION HISTORY

As this is the first year that Verona Pharma has prepared a Directors Remuneration Report, the exemption not to disclose 5 years of history of remuneration has been taken.

PERCENTAGE CHANGE OF CHIEF EXECTUTIVE OFFICER TOTAL REMUNERATION

The table below shows the percentage change in remuneration of the Chief Executive Officer and the Group’s employees as a whole as set out below between the year ended December 31, 2016 and the year ended December 31, 2017:

	Percentage increase for year ended December 31, 2017, compared to year ended December 31, 2016.
	CEO	Average Employee
Base salary	31%	8%
Short-term incentives	10%	(54)%
Taxable benefits	(2)%	N/A

(1)Other employees did not receive taxable benefits in 2016 so a comparison is not possible.

Relative importance of spend on pay

The Committee considers the company’s research and development expenditure relative to salary expenditure for all employees, to be the most appropriate metric for assessing overall spend on pay due to the nature and stage of the company’s business. Dividend distribution and share buy-back comparators have not been included as the company has no history of such transactions. The graph below illustrates the gross pay to all employees per year as compared to research and development expenditure and illustrates the year-on-year change.

Structure and Role of Remuneration Committee and Approach to Remuneration Matters

The Remuneration Committee is comprised of Dr. Ken Cunningham, who chairs the Committee, Dr. David Ebsworth and Mr. Rishi Gupta. The constitution of the Committee is in compliance with the provisions of the UK Corporate Governance Code (the “Code”), and the members of the Committee are Independent Directors as defined in Rule 10A-3 under the US Securities Exchange Act.

The Committee’s approach to remuneration matters is to enable the Company to attract and retain talent, incentivize long-term value generation and effectively manage the Company’s cash resources. It is the belief of the Committee that this is best achieved through a greater emphasis on variable rather than fixed remuneration, comprised of a mix of base salary and benefits, along with the flexibility to appropriately reward and incentivize with variable pay and longer term incentives, as described within the Remuneration Policy.

As an AIM listed company, we are not required to comply with the Code. Notwithstanding, when applying the Policy to Executive Directors, the Committee gives consideration to the provisions and principles of the Code.  Operation of the Policy will largely be compliant with the remuneration elements of the Code, but we are aware that in certain instances we will differ from the Code. These instances reflect differences in US market practice when compared to the UK, and the need to balance our governance obligations against the importance of offering competitive remuneration packages in the markets in which we compete and operate.

The terms of reference of the Committee can be found on our website at www.veronapharma.com.

External advice

During the year, the Company engaged Mercer (US) Inc. to support management and the Committee with advice on remuneration matters, in particular peer-group benchmarking of Director and senior management remuneration and implementation of the 2017 Incentive Plan that was approved at the Annual General Meeting of shareholders in April 2017. The Company also engaged Aon Consulting Ltd to support management in the valuation of option awards granted under the 2017 Incentive Plan. The Committee is satisfied that Mercer (US) Inc. and Aon Consulting Ltd provide independent and objective advice.  During 2017 fees of £60,000 were paid to Mercer (US) Inc. and  fees of £5,000 were paid to Aon Consulting Ltd.

Proposed Application of the Remuneration Policy for the Year Ended December 31, 2018

i) Fixed elements of remuneration

In accordance with the Remuneration Policy, the Remuneration Committee has considered the Executive Director’s base salary in the context of a number of factors, including the annual market benchmarking exercise carried out by Mercer, changes in responsibilities or a significant increase in the scale or complexity of the role since the last review and broader employee increases.

With effect from 1 January 2018, the base salary of the Executive Director is £300,000, which is approximately 25% below the benchmarked peer group median of CEO base salaries.

ii) Variable elements of remuneration

Short-term incentives

In February 2018, the Board, accepting the recommendation of the Remuneration Committee, established performance objectives for the Executive Director against which the Committee will determine the annual bonus payable for the 2018 performance period. For the 2018 performance period, the target bonus will be 66% of base salary and the stretch bonus will be an additional 66% of base salary, giving a maximum bonus potential of 132% of base salary. The detail behind these objectives is currently considered to be commercially sensitive as they relate to the strategy that the company intends to take with respect to the advancement of the RPL554 clinical development program and the Company’s financial and commercial goals. To the extent that the objectives do not comprise commercially sensitive information, the Company expects to disclose both the objectives and performance against those objectives in next year’s Directors’ Remuneration Report.

Long-term incentive awards

The Company anticipates that long term incentives for 2018 will be awarded at the earliest practicable opportunity. The Company has historically awarded share options to all employees in order to align long-term employee interests with those of shareholders. Details of the awards to the Executive Director will be disclosed in the necessary Regulatory Information Service announcement, and in the Annual Report on Remuneration for the year ended December 31, 2018.

iii) Chairman and Non-Executive Director fees

Chairman fees

The Chairman is paid a flat fee to include attendance at meetings, committee memberships, and all other related activities. The current chairman fee was reviewed in 2017 as part of the benchmarking exercise undertaken by Mercer having regard to the peer group of life sciences companies referred to above.

Non-Executive Director cash fees

Non-Executive Directors are paid a basic fee. In addition to the basic fee, committee fees may be paid for chairmanship or membership of a Board committee. Non-Executive Director fees were reviewed in 2017 as part of the benchmarking exercise undertaken by Mercer having regard to the peer group of life sciences companies referred to above.

The table below shows the annual fees currently payable to our Chairman and non-Executive Directors.  These fees will be maintained at the same level for the 2018 performance period. In addition, there will be no equity awards to the Chairman or non-Executive directors.

Name	Annual Fees (£)
David Ebsworth	108,000
Ken Cunningham	40,000
Anders Ullman	30,000
Rishi Gupta	30,000
Mahendra Shah	30,000
Andrew Sinclair	30,000
Vikas Sinha	42,000

The Remuneration Policy provides that Executive Directors may have contracts with an indefinite term provided the contracts have a notice period which does not exceed 12 months.

Dr. Ken Cunningham, Dr. Anders Ullman and Mr. Vikas Sinha have letters of appointment which are subject to a three-month notice period. Dr. Mahendra Shah, Dr. Andrew Sinclair and Mr. Rishi Gupta have been designated as non-Executive Directors of our Board under relationship agreements we entered into in June 2016 with entities affiliated with each of Vivo Capital, Abingworth and OrbiMed, respectively.  The appointment rights under these relationship agreements will automatically terminate upon the respective entity ceasing to beneficially hold 6.5% of our issued ordinary shares, or our ordinary shares ceasing to be admitted to AIM.

The non-Executive Directors’ remuneration is reviewed by the Board annually. In accordance with the Company’s Articles of Association, one third of Directors are subject to retirement by rotation at each AGM. Dr. David Ebsworth and Dr. Anders Ullman will be retiring by rotation at the next AGM and, being eligible, will seek re-election.  Pursuant to our Articles of Association, if no other director is elected to fill their respective positions and the directors are willing, they shall be re-elected by default.

Details of Directors’ service contracts or letters of appointment are as follows:

Director	Date of Contract
Executive
Jan-Anders Karlsson	June 1, 2012
Non-Executive
David Ebsworth	December 1, 2014
Ken Cunningham	September 10, 2015
Anders Ullman	September 10, 2015
Rishi Gupta	July 29, 2016
Mahendra Shah	July 29, 2016
Andrew Sinclair	July 29, 2016
Vikas Sinha	September 12, 2016

The information in this part of the Directors’ Remuneration Report is not subject to audit.

Directors’ Remuneration Policy

The Policy will be subject to a binding Shareholder vote at the 2018 AGM and, if approved, would be expected to remain in force until the AGM in 2021 with no requirement to vote again on the Policy in the intervening years provided that no changes are proposed.

Remuneration philosophy

The aim of the Policy is to enable the Group to offer remuneration packages that are designed to promote the long-term success of the Group by:

•                  being sufficiently competitive to enable the Group to attract, incentivize and retain the Executive Directors and management it needs to operate its business;

•                  supporting and rewarding the delivery of the Group’s strategy and corporate objectives and ultimately creating value for shareholders;

•                  aligning Executive Directors and management with the long-term interests of shareholders and helping to retain them by delivering a significant element of remuneration in shares;

•                  effectively managing the Group’s cash resources; and

•                  being flexible enough to cope with the Group’s changing needs as it grows and the strategy evolves.

Currently the Group has only one Executive Director, but the Policy will apply equally to any additional Executive Directors who may be appointed in future.

The Committee annually reviews the operation of the remuneration packages to ensure they are operating within an acceptable risk profile and that they do not inadvertently encourage any economic, social or governance issues.

Remuneration Policy

Remuneration Policy for Executive Directors

The total remuneration for the Executive Director is made up of the following elements:

•                  Salary;

•                  Benefits;

•                  Annual bonus;

•                  Long-term incentive awards; and

•                  Pension.

The Company adopted the 2017 Incentive Plan on completion of the Nasdaq IPO in April 2017, and since January 1, 2017 the Company has only granted equity incentives under the 2017 Incentive Plan.

Salary	Benefits	Annual bonus

Purpose and link to strategy

Provides market competitive fixed remuneration that reflects the responsibilities of the role undertaken, the experience of the individual and performance in the role over time.

	Purpose and link to strategy Provides market competitive, yet cost-effective employment benefits.	Purpose and link to strategy To incentivize and award delivery of the Company’s strategy and corporate objectives on an annual basis.

Operation

Reviewed annually taking into account individual responsibilities, experience, performance, inflation and market rates. The Committee will also consider the pay and employment conditions in the wider workforce when determining Executive Directors’ salaries. Salary increases are normally effective from 1 January each year. Salaries are periodically benchmarked against a relevant peer group of life sciences companies, many of which are dual-listed on Nasdaq and AIM, or other European stock exchange, with a similar stage of clinical development, and similar market capitalization or net assets.Salaries are typically aligned with the 50th percentile of peer group comparator data but the Committee may vary from this general rule where it considers that special circumstances apply or where recruitment or retention of a particular role is required.

Operation

For Executive Directors this includes private medical insurance and life insurance. Other employment benefits may be provided from time to time on similar terms as those of other employees. If an Executive Director is based outside the UK additional benefits and assistance with relocation may be provided which reflect local market norms or legislation.

Operation

Annual bonus performance targets are set at the start of the year by the Board and performance against objectives is assessed by the Remuneration Committee after the end of the relevant financial year. Bonuses will be paid in cash.

Maximum potential value

The current base salary of the Executive Director is set out in the application of policy section of the Directors’ Remuneration Report. There is no formal maximum limit. Larger increases may be permitted to reflect a change in responsibilities or a significant increase in the scale or complexity of the role, or increases in line with the remuneration of the Group’s wider workforce.

Maximum potential value There is no formal maximum limit as the value of insured benefits will vary from year to year based on the cost from third-party providers.

Maximum potential value

The maximum payable to an Executive Director is 150% of base salary. In exceptional circumstances, the Committee may determine that the maximum bonus opportunity will be 200% of base salary.

Performance metrics The overall performance of the individual and Group is a key determinant for salary increases.	Performance metrics None.

Performance metrics

Research and development, business development, financial and commercial targets are weighted and set at the start of the year by the Board. Details of the performance measures for the current year are provided in the Directors’ Remuneration Report, subject to any non-disclosure on the basis of commercially-sensitive information.

Equity Incentives	Pension

Purpose and link to strategy

To align the interests of Executive Directors and management with long-term shareholder interests and to attract, incentivize and retain staff.

To incentivize and recognize achievement of longer-term corporate objectives and sustained shareholder value creation. To effectively manage the Group’s cash resources.

Purpose and link to strategy To provide a competitive and tax-efficient pension savings plan which complies with at least the minimum contributions requirements of the applicable jurisdiction.

Operation

Conditional awards are granted annually under the 2017 Incentive Plan. The awards vest over a period of at least three years and may include a mix of share options, restricted share units, performance shares and other awards available for issuance under the 2017 Incentive Plan.

Operation Executive Directors are eligible to join a defined contribution pension scheme.

Maximum potential value The total number of awards made under the 2017 Incentive Plan is subject to the overall limits set out in the 2017 Incentive Plan.	Maximum potential value The maximum contribution, cash supplement (or combination thereof) payable by the Company is 6% of salary.

Performance metrics Vesting may be on a time-phased basis or subject to performance conditions, as determined in the discretion of the Committee.	Performance metrics None.

In respect of any annual bonus paid, the Executive Director is required to invest a proportion of his after-tax bonus in purchasing shares in the Company and is required to build and retain an investment equivalent to at least 100% of his starting base salary.

The Committee operates the annual bonus and 2017 Incentive Plan, in accordance with their rules, and where relevant, the AIM and SEC Rules. To maintain an efficient administrative process, the Committee retains the following discretion relating to remuneration:

a. the eligibility to participate in the plans;

b. the timing of grant of awards and any payments;

c. the size of awards and payments (subject to the maximum limits set out in the Policy table above and the respective plan rules);

d. the determination of whether any performance conditions have been met;

e. determining a good or bad leaver under the terms of the plans;

g. adjustments required in certain capital events such as rights issues, corporate restructuring, events and special dividends; and

h. the annual review of performance objectives for the annual bonus plan and, if applicable, the 2017 Incentive Plan.

In certain exceptional circumstances, such as a material acquisition/divestment of a Group business or a change in the broader business environment, which mean the original performance conditions are no longer appropriate, the Committee may adjust the objectives, alter weightings or set different measures as necessary, to ensure the conditions achieve their original purpose and are not materially less difficult to satisfy.

Historical equity incentive awards

Awards which were granted prior to January 1, 2017 are disclosed separately in this Remuneration Report. These awards remain eligible to vest, based on their original terms which are described separately in the Directors’ Report on Remuneration.

Annual bonus

The annual bonus is designed to drive the achievement of the Company’s strategic and corporate objectives. These targets are agreed by the Board and selected because of their importance in value creation for shareholders. Objectives are weighted for Executive Directors in proportion to the degree of importance of that objective for the Company. The weightings are agreed by the Remuneration Committee.

Remuneration on recruitment

The remuneration package for any new Executive Director will be determined by the Remuneration Committee in accordance with the terms of the Policy at the time of appointment (including salary, benefits, annual bonus, long-term incentive awards and pension). It is recognised that in order to attract and recruit talented individuals the Policy needs to allow sufficient flexibility with respect to remuneration on recruitment. The following policies apply to the remuneration on recruitment of new Executive Directors:

Salary: Base salary will be determined based on the responsibilities of the role, experience of the individual and current market rates. It may be considered necessary to appoint a new Executive Director on or below market rates (e.g. to reflect limited board experience). In such circumstances, phased increases above those of the wider workforce may be required over an appropriate time period, to bring the salary to the desired market level, subject to the continued development in the role.

Annual bonus: The ongoing annual bonus maximum will be in line with that outlined in the Policy table for existing Executive Directors, pro-rated to reflect the period of service. Depending on the timing or nature of an appointment it may be necessary to set different initial performance measures and targets for the first year of appointment.

Long-term incentive awards: 2017 Incentive Plan awards are granted in line with the policy outlined for existing Executive Directors. An award may be made shortly following an appointment (provided the Company is not in a closed period under its Share Dealing Policy). For internal appointments, existing awards will continue on their original terms.

Benefits: Benefits provided should be in line with those of existing Executive Directors. For external and internal appointments, where required to meet business needs, reasonable relocation support will be provided. In addition, if it becomes necessary to appoint a new Executive Director from outside the UK, additional benefits may be provided to reflect local market norms or legislation.

Pension: A company contribution or cash supplement up to the maximum as outlined for existing Executive Directors.

Sign-on payments and buy-out awards: To enable the recruitment of exceptional talent, the Committee may offer additional cash and/or share-based remuneration to take account of and compensate for remuneration that the Director is required to relinquish when leaving a former employer. The Committee will seek to structure any such replacement awards to be no more generous overall in terms of quantum or vesting than the award to be forfeited from the previous employer and will take into account the timing, form and performance requirements of the awards forgone. Where appropriate, any long-term incentive awards will be granted under the 2017 Incentive Plan, however, the Remuneration Committee will have discretion to make use of the flexibility to make awards under any relevant exemptions in the AIM and SEC Rules.

For an internal Executive Director appointment, any variable pay element awarded in respect of the prior role will be allowed to pay out according to its terms. In addition, any other contractual remuneration obligations existing prior to appointment may continue.

The fees for any new Chairman and non-Executive Director appointments will be set in accordance with the prevailing policy and at a level that is consistent with those of the existing Chairman and non-Executive Directors.

Policy for payments on loss of office

The company does not have a policy of fixed term employment contracts, however, all Directors put themselves forward for re-election at the Annual General Meeting. The notice period for the existing

Executive Director’s employment contract is twelve months and three months for the existing Chairman’s and non-Executive Directors’ letters of appointment from either party.

The Committee’s approach to payments in the event that an Executive Director’s employment is terminated is to take account of the individual circumstances including the reason for termination, individual performance, contractual obligations and the terms of the equity incentive plans in which the Executive Director participates.

Termination by notice from the Company: up to 12 months’ notice, with the discretion for the Remuneration Committee to make a payment in lieu of notice for base salary, pro-rated maximum bonus, pension and other benefits that would otherwise have been paid during the notice period.

Annual bonus: There is no automatic contractual entitlement to bonus on termination, although this may be considered in the discretion of the Remuneration Committee.

Long-term incentives: whether any long-term incentive awards would vest and be exercisable upon loss of office would be subject to the relevant plan rules under which such award was granted, which allow vesting and exercise of awards in the event of death, retirement, ill-health, injury, redundancy and any other reason at the discretion of the Remuneration Committee. The Committee retains discretion to determine the extent to which the award will vest, taking into consideration the circumstances. Unvested awards normally lapse, although the Committee retains the power to determine, in accordance with the “good leaver” provisions of the relevant plan rules, what proportion of unvested awards will be retained and what proportion will lapse. In determining this, the Committee will give consideration to the reason for leaving, the extent of achievement of performance objectives at the date of leaving and may decide to time pro-rate awards. On a change of control, all unvested awards vest on the date of change of control.

Additional payments: The Committee reserves the right to make payments it considers reasonable under a compromise or settlement agreement, including payment or reimbursement of reasonable legal and professional fees, untaken holiday and any payment in respect of statutory rights under employment law in the UK or other jurisdictions. Payment or reimbursement of reasonable outplacement fees may also be provided.

Remuneration Policy for Non-Executive Directors

The Remuneration Committee is responsible for evaluating and making recommendations to the Board on fees payable to the Chairman. The Chairman does not participate in discussions in respect of fees. The Chairman and Chief Executive Officer are responsible for evaluating and making recommendations to the Board on the fees payable to the Company’s non-Executive Directors.

Remuneration Element	Purpose and link to strategy	Operation and Maximum
Chairman’s fee	To attract and retain a high calibre individual with the requisite experience and knowledge.

The current fee is set out in the implementation of policy section of the Directors’ Remuneration Report. There is no formal maximum.
Fees are reviewed on a periodic basis against those in similar sized companies to ensure they remain competitive and adequately reflect the time commitments and scope of the role. Any increase in fee levels may be above that of the wider workforce in a particular year to reflect the periodic nature of any review and/or any change in responsibilities/time commitments. The Chairman may also receive limited travel and/or hospitality related benefits in connection with the role. The Chairman may not receive any consultancy or other payments outside his fee.

Non-Executive Director fee	To attract and retain high calibre individuals with the requisite experience and knowledge.

The current fee levels are set out in the implementation of policy section of the Directors’ Remuneration Report. There is no formal maximum. Fees are reviewed on a periodic basis against those in similar sized companies to ensure they remain competitive and adequately reflect the time commitments and scope of the role. A Board fee is paid to each non-Executive Director. Supplemental fees may be paid to the Senior Independent Director and for chairmanship and membership of Committees to recognize the additional time commitments and responsibilities of these roles. Any increase in fee levels may be above that of the wider workforce in a particular year to reflect the periodic nature of any review and/or any change in responsibilities/time commitments. If business needs arise, non-Executive Directors may also be engaged to provide limited consulting services outside their director responsibilities and receive fees for those services. Non-Executive Directors may also receive limited travel and/or hospitality related benefits in connection with the role.

Illustrations of Minimum, Expected, and Maximum remuneration for the Executive Director

Scenarios

The charts set out for illustrative purposes only, what annual remuneration the Company expects the Executive Director to obtain if performance levels are below threshold, meet expectations or exceed the maximum targets.

The assumptions used in the calculations are set out below:

•                  Fixed pay: this includes salary, pension and benefits;

•                  Minimum: this illustration assumes fixed pay only;

•                  Expected: this illustration includes fixed pay, annual bonus calculated at the percentage award as in 2017 (88% of base salary) and share options. The Company is in a closed period and option awards for 2018 have not yet been determined. For this calculation 50% of the fair value of the 2017 award has been used for illustrative purposes;

•                  Maximum: this illustration includes fixed pay, the maximum annual bonus of 132% of base salary and share options. 100% of the fair value of the 2017 option award has been used for illustrative purposes.

Statement of consideration of employees’ pay and remuneration conditions elsewhere in the Group

The company does not formally consult with employees when drawing up the Remuneration Policy. However, the Remuneration Committee is made aware of employment conditions in the wider Group. The same broad principles apply to the remuneration policy for both Executive Directors and the wider employee population. However, the remuneration for the Executive Director has a stronger emphasis on variable pay than for other employees. In particular, the following approach is used for the wider employee population in the Group:

•                  Salaries, benefits and pensions are compared to appropriate market rates and set at approximately mid-market level with allowance for role, responsibilities and experience.

•                  When setting salary levels for Executive Directors, the Committee considers the salary increases provided to other employees.

•                  An annual bonus plan is available to all employees and is based on business and individual performance.

Statement of consideration of Shareholders’ views

As this is the first year in which we have been required to put our Directors’ Remuneration Report and our Remuneration Policy to vote at our AGM, the requirement to disclose the voting history of remuneration-related resolutions is not relevant.

However, the Remuneration Committee will consider any shareholder feedback received at the AGM and ongoing shareholder feedback throughout the year, when reviewing and applying the Remuneration Policy each year. The guidance from shareholder representative bodies is also considered on an ongoing basis. More specifically, the Committee will consult with major shareholders when proposing any significant changes to the Policy in the future.

VERONA PHARMA PLC

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF VERONA PHARMA PLC

FOR THE YEAR ENDED DECEMBER 31, 2017

Report on the audit of the financial statements

Opinion

In our opinion, Verona Pharma plc’s group financial statements and company financial statements (the “financial statements”):

•                  give a true and fair view of the state of the group’s and of the company’s affairs as at 31 December 2017 and of the group’s loss and the group’s and the company’s cash flows for the year then ended;

•                  have been properly prepared in accordance with IFRSs as adopted by the European Union and, as regards the company’s financial statements, as applied in accordance with the provisions of the Companies Act 2006; and

•                  have been prepared in accordance with the requirements of the Companies Act 2006.

We have audited the financial statements, included within the Annual Report, which comprise: the consolidated and company statements of financial position as of December 31, 2017; the consolidated statement of comprehensive income, the consolidated and company statements of cash flows and the consolidated and company statements of changes in equity for the year ended December 31, 2017; and the notes to the financial statements, which include a description of the significant accounting policies.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) (“ISAs (UK)”) and applicable law. Our responsibilities under ISAs (UK) are further described in the Auditors’ responsibilities for the audit of the financial statements section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We remained independent of the group in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, which includes the FRC’s Ethical Standard, as applicable to listed entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

Our audit approach

Overview

• Overall group materiality: £1.26 million (2016: £0.28 million), based on 5% of loss before tax.
• Overall company materiality: £1.20 million (2016: £0.28 million), based on 5% of loss before tax.

• We identified one significant component, Verona Pharma Plc, which in our view required a full scope audit based on its size.
• No component auditors supported the group audit team which conducted all necessary audit procedures.
• Verona Pharma plc represents 93% of group loss before tax and 99.8% of group total assets.

• Valuation of warrants.
• Valuation of the assumed contingent obligation.
• Accounting for research and development expenditure.
• Accounting for initial public offering (IPO) costs.

The scope of our audit

As part of designing our audit, we determined materiality and assessed the risks of material misstatement in the financial statements. In particular, we looked at where the directors made subjective judgements, for example in respect of significant accounting estimates that involved making assumptions and considering future events that are inherently uncertain.

As in all of our audits we also addressed the risk of management override of internal controls, including evaluating whether there was evidence of bias by the directors that represented a risk of material misstatement due to fraud.

Key audit matters

Key audit matters are those matters that, in the auditors’ professional judgement, were of most significance in the audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) identified by the auditors, including those which had the greatest effect on: the overall audit strategy; the allocation of resources in the audit; and directing the efforts of the engagement team. These matters, and any comments we make on the results of our procedures thereon, were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. This is not a complete list of all risks identified by our audit.

Key audit matter	How our audit addressed the key audit matter

Valuation of warrants
On 29 July 2016 Verona Pharma plc issued 12,401,262 units to new and existing shareholders. Each unit comprised of one Placing Share and one Warrant with an entitlement to subscribe for 0.4 of an Ordinary Share at a later date and the option to take a non-cash alternative. A financial liability is recorded in the financial statements reflecting the fair value of unexercised warrants as at 31 December 2017.

Certain assumptions are used to determine the fair value of the Warrants at each financial year end and require estimates to be made. The key estimates and assumptions assessed include:
•                  Volatility
•                  Expected date the warrants will be exercised
Our audit focussed on the risk that the fair value of the warrants could be misstated.

We used our internal specialists to determine an independent assessment of the volatility and risk-free rate using externally derived data and observed these to be within a reasonable range.

We challenged management’s assessment of the expected date the warrants will be exercised. In our judgement, due to the gap in exercise price and share price at 31 December 2017, we assessed that the maximum economic benefit for a holder of a warrant would most likely arise from them retaining the warrant until maturity. Management’s model assumed a shorter period to exercise on the basis that the share price has historically been relatively volatile

Using the Black-Scholes option pricing model we recalculated the value of each warrant based on the assumptions we evaluated to be most appropriate and compared to management’s valuation; no material difference between the two calculations was identified.

Valuation of the assumed contingent liability
On 19 September 2006 Verona Pharma plc acquired RhinoPharma Ltd which held contingent liabilities relating to future potential milestone and royalty payments due to Vernalis plc. Per IFRS 3 the existing contingent payments of the acquiree are an assumed liability of the buyer. Consequently, Verona Pharma plc fair valued the contingent liability on the date of acquisition and recorded it on the balance sheet. At each subsequent period end the liability is required to be re-measured when there is a change in success factors that would change the estimated future payments, such as an improved probability of success due to positive trial results. The contingent liability therefore requires annual re-assessment for any such triggering event.

Our audit focussed on the risk that there has been a triggering event which means the estimated future payments should be reassessed. Re-measurements of

Management have concluded that there is no triggering event in the year. We have independently evaluated this conclusion through:

•                  Consideration of the success of trials of RPL554 and whether these suggested a significant change in the expected development timeline or change in the overall probability of success.

•                  Consideration of publicly available data regarding competitor drugs and whether these suggested a revision to the future expected cash flows.

We did not identify any changes in success factors and therefore agree with management’s conclusion that no triggering event occurred during the year.

Key audit matter	How our audit addressed the key audit matter
this nature are complex and subject to significant management judgement.

Accounting for research and development expenditure
Research and development expenditure has increased significantly in the year following the Nasdaq IPO.

Due to the nature of the clinical trials and general research it is often difficult to estimate the length of time a particular trial is going to take. Verona Pharma plc outsources all research to third parties (CROs), which restricts visibility and the ability to monitor the progression of a piece of research, or a trial’s stage of completion.

As a result it can be difficult for Verona Pharma plc to measure what costs have been incurred in relation to a trial at a particular point in time and as such, based on billings received, whether project accruals and prepayments recorded are reasonably estimated. Our audit risk is focussed on whether the relevant expenditure has been appropriately included in the income statement and whether prepayments and accruals are appropriately calculated and recognised.

We performed the following procedures:

•                  For a sample of project costs we obtained management’s calculations of how the costs had been recognised as at 31 December 2017 verifying the mathematical formulae used.

•                  For the selected sample of project costs we obtained the underlying contracts and understood the basis on which management had recognised costs, assessing assumptions used.

•                  We obtained management’s calculation of the accrual and prepayment position and verified the mathematical formulae.

•                  We sampled invoices detailed in management’s calculation and tested back to the invoice and verified that the cost description in the invoice matched costs included in management’s schedule.

•                  We verified the status of projects by attending internal meetings where the progress of the sampled projects was discussed.

•                  For the largest project undertaken during the year, we contacted the CRO to confirm project status, invoicing and cost variance from budget to verify that the appropriate charge was recognised in the income statement and the appropriate accrual figure calculated.

•                  We reviewed CRO invoices received subsequent to 31 December 2017 to identify any projects not included in management’s schedules.

Accounting for IPO costs
During 2017 the Group incurred material costs associated with the Nasdaq IPO.

The treatment of these costs is judgemental as to whether these should be recognised as an off-set against the proceeds in equity or as an expense in the income statement.

Our audit risk has been focussed on the classification and completeness of the IPO costs.

We performed the following procedures:

•                  We obtained the listing of all costs associated with the IPO and reconciled these to the costs recognised in equity and the income statement with no variance.

•                  On a sample basis we verified costs incurred to underlying invoices and cash payments.

•                  For each item sampled we assessed whether it related directly to the equity raise and if so if it had been correctly off-set against equity. If it did not relate to the equity raise, we ensured it was appropriately expensed in the income statement. We concluded all of the items sampled had been correctly classified.

Key audit matter	How our audit addressed the key audit matter

•                  We assessed completeness by reviewing the largest five vendors by cost involved in the IPO, based on our knowledge of those involved in the IPO and review of board minutes, and sample tested whether the invoices as per their supplier’s ledger had been appropriately included in management’s calculation.

In addition we performed sample testing of invoices received from these suppliers after year end and post year end payments made to verify if any costs had not been appropriately accrued for.

No additional IPO costs were identified.

How we tailored the audit scope

We tailored the scope of our audit to ensure that we performed enough work to be able to give an opinion on the financial statements as a whole, taking into account the structure of the group and the company, the accounting processes and controls and the industry in which they operate.

1) Structure - Key aspects of how the group operates, and how its accounting functions and financial reporting are structured, relevant to the audit.

The group’s accounting process is structured around a local finance function based in the UK. There are three reporting units in the group; Verona Pharma plc (which records the majority of Group activity), Verona Pharma Inc (which records all of the activity in the US) and RhinoPharma Ltd which has no transactions in the financial year.

2) Which components required an audit of their complete financial information as part of how you scoped the group audit engagement

For each reporting unit we determined whether we required an audit of their complete financial information (“full scope”) or whether specified procedures addressing specific risk characteristics or particular financial statement line items would be sufficient.

It was assessed that Verona Pharma plc was the only reporting unit that was required to be full scope with the other two reporting units contributing less than 7% to loss before tax, 0.2% of group total assets and containing no financial statement items that comprised more than 15% of the group total.

Materiality

The scope of our audit was influenced by our application of materiality. We set certain quantitative thresholds for materiality. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures on the individual financial statement line items and disclosures and in evaluating the effect of misstatements, both individually and in aggregate on the financial statements as a whole.

Based on our professional judgement, we determined materiality for the financial statements as a whole as follows:

	Group financial statements	Company financial statements
Overall materiality	£1.26 million (2016: £0.28 million).	£1.20 million (2016: £0.28 million).

How we determined it	5% of loss before tax.	5% of loss before tax.

Rationale for benchmark applied

Based on the benchmarks used in the annual report, loss before tax is the primary measure used by the shareholders in assessing the financial performance of the group, and is a generally accepted auditing benchmark.

Based on the benchmarks used in the annual report, loss before tax is the primary measure used by the shareholders in assessing the financial performance of the group, and is a generally accepted auditing benchmark.

For the one component in the scope of our group audit, Verona Pharma plc, we allocated a materiality of £1.2m which is less than our overall group materiality.

We agreed with the Audit Committee that we would report to them misstatements identified during our audit above £0.06 million (Group audit) (2016: £0.01 million) and £0.06 million (Company audit) (2016: £0.01 million) as well as misstatements below those amounts that, in our view, warranted reporting for qualitative reasons.

Conclusions relating to going concern

We have nothing to report in respect of the following matters in relation to which ISAs (UK) require us to report to you when:

•                  the directors’ use of the going concern basis of accounting in the preparation of the financial statements is not appropriate; or

•                  the directors have not disclosed in the financial statements any identified material uncertainties that may cast significant doubt about the group’s and company’s ability to continue to adopt the going concern basis of accounting for a period of at least twelve months from the date when the financial statements are authorised for issue.

However, because not all future events or conditions can be predicted, this statement is not a guarantee as to the group’s and company’s ability to continue as a going concern.

Reporting on other information

The other information comprises all of the information in the Annual Report other than the financial statements and our auditors’ report thereon. The directors are responsible for the other information. Our opinion on the financial statements does not cover the other information and, accordingly, we do not express an audit opinion or, except to the extent otherwise explicitly stated in this report, any form of assurance thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If we identify an apparent material inconsistency or material misstatement, we are required to perform procedures to conclude whether there is a material misstatement of the financial statements or a material misstatement of the other information. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report based on these responsibilities.

With respect to the Strategic Report and Directors’ Report, we also considered whether the disclosures required by the UK Companies Act 2006 have been included.

Based on the responsibilities described above and our work undertaken in the course of the audit, the Companies Act 2006 and ISAs (UK) require us also to report certain opinions and matters as described below.

Strategic Report and Directors’ Report

In our opinion, based on the work undertaken in the course of the audit, the information given in the Strategic Report and Directors’ Report for the year ended 31 December 2017 is consistent with the financial statements and has been prepared in accordance with applicable legal requirements.

In light of the knowledge and understanding of the group and company and their environment obtained in the course of the audit, we did not identify any material misstatements in the Strategic Report and Directors’ Report.

Directors’ Remuneration

In our opinion, the part of the Directors’ Remuneration Report to be audited has been properly prepared in accordance with the Companies Act 2006.

Responsibilities for the financial statements and the audit

Responsibilities of the directors for the financial statements

As explained more fully in the Directors’ Responsibilities Statement set out on pages 25-26, the directors are responsible for the preparation of the financial statements in accordance with the applicable framework and for being satisfied that they give a true and fair view. The directors are also responsible for such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the directors are responsible for assessing the group’s and the company’s ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or the company or to cease operations, or have no realistic alternative but to do so.

Auditors’ responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

A further description of our responsibilities for the audit of the financial statements is located on the FRC’s website at: www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditors’ report.

Use of this report

This report, including the opinions, has been prepared for and only for the company’s members as a body in accordance with Chapter 3 of Part 16 of the Companies Act 2006 and for no other purpose. We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Other required reporting

Companies Act 2006 exception reporting

Under the Companies Act 2006 we are required to report to you if, in our opinion:

•                  we have not received all the information and explanations we require for our audit; or

•                  adequate accounting records have not been kept by the company, or returns adequate for our audit have not been received from branches not visited by us; or

•                  certain disclosures of directors’ remuneration specified by law are not made; or

•                  the company financial statements and the part of the Directors’ Remuneration Report to be audited are not in agreement with the accounting records and returns.

We have no exceptions to report arising from this responsibility.

Sam Taylor (Senior Statutory Auditor)

for and on behalf of PricewaterhouseCoopers LLP

Chartered Accountants and Statutory Auditors

Reading

27 February 2018

VERONA PHARMA PLC

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2017

	Notes	Year ended December 31, 2016	Year ended December 31, 2017
		£’000s	£’000s
Research and development costs		(4,522)	(23,717)
General and administrative costs		(2,498)	(6,039)
Operating loss	7	(7,020)	(29,756)
Finance income	9	1,841	7,018
Finance expense	9	(794)	(2,465)
Loss before taxation		(5,973)	(25,203)
Taxation — credit	10	954	4,706
Loss for the year		(5,019)	(20,497)
Other comprehensive income / (loss) :
Items that might be subsequently reclassified to profit or loss
Exchange differences on translating foreign operations		43	(29)
Total comprehensive loss attributable to owners of the Company		(4,976)	(20,526)
Loss per ordinary share — basic and diluted (pence)	5	(15.0)	(23.4)

The accompanying notes form an integral part of these consolidated financial statements.

VERONA PHARMA PLC

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS OF DECEMBER 31, 2017

	Notes	As of December 31, 2016	As of December 31, 2017
		£’000s	£’000s
ASSETS
Non-current assets:
Goodwill	11	441	441
Intangible assets	12	1,877	1,969
Property, plant and equipment	13	14	16
Total non-current assets		2,332	2,426

Current assets:
Prepayments and other receivables	14	2,959	1,810
Current tax receivable		1,067	5,006
Short term investments	3	—	48,819
Cash and cash equivalents		39,785	31,443
Total current assets		43,811	87,078
Total assets		46,143	89,504

EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders:
Share capital	16	2,568	5,251
Share premium		58,526	118,862
Share-based payment reserve		2,103	5,022
Accumulated loss		(28,728)	(49,254)
Total equity		34,469	79,881

Current liabilities:
Derivative financial instrument	20	7,923	1,273
Trade and other payables	18	2,823	7,154
Tax payable—U.S. Operations		126	169
Total current liabilities		10,872	8,596

Non-current liabilities:
Assumed contingent obligation	19	802	875
Deferred income		—	152
Total non-current liabilities		802	1,027
Total equity and liabilities		46,143	89,504

The accompanying notes form an integral part of these consolidated financial statements.

The financial statements on pages 61 to 107 were approved by the Company’s board of directors on February 27, 2018 and signed on its behalf by Dr. Jan-Anders Karlsson, Chief Executive Officer of the Company.

Dr. Jan-Anders Karlsson

Chief Executive Officer of the Company. Company number: 05375156

VERONA PHARMA PLC

COMPANY STATEMENT OF FINANCIAL POSITION

AS OF DECEMBER 31, 2017

	Notes	As of December 31, 2016	As of December 31, 2017
		£’000s	£’000s
ASSETS
Non-current assets:
Goodwill	11	441	441
Intangible assets	12	1,877	1,969
Property, plant and equipment	13	14	16
Investments	15	243	877
Total non-current assets		2,575	3,303

Current assets:
Prepayments and other receivables	14	2,953	1,970
Current tax receivable		1,067	5,006
Short term investments	3	—	48,819
Cash and cash equivalents		39,734	31,313
Total current assets		43,754	87,108
Total assets		46,329	90,411

EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders:
Share capital	16	2,568	5,251
Share premium		58,526	118,862
Share-based payment reserve		2,103	5,022
Accumulated loss		(28,743)	(49,084)
Total equity		34,454	80,051

Current liabilities:
Derivative financial instrument	20	7,923	1,273
Trade and other payables	18	3,150	8,060
Total current liabilities		11,073	9,333

Non-current liabilities:
Assumed contingent obligation	19	802	875
Deferred income		—	152
Total non-current liabilities		802	1,027
Total equity and liabilities		46,329	90,411

The accompanying notes form an integral part of these consolidated financial statements.

The Parent has taken advantage of the exemption permitted by Section 408 of the Companies Act 2006 not to present an income statement for the year. The Parent Company’s loss for the year was £20.3m (2016: loss of £5.0m), which has been included in the Group’s income statement. The financial statements on pages 61 to 107 were approved by the Company’s board of directors on February 27, 2018 and signed on its behalf by Dr. Jan-Anders Karlsson, Chief Executive Officer of the Company.

Dr. Jan-Anders Karlsson

Chief Executive Officer of the Company.

Company number: 05375156

VERONA PHARMA PLC

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2017

	Year ended December 31, 2016	Year ended December 31, 2017
	£’000s	£’000s
Cash used in operating activities:
Loss before taxation	(5,973)	(25,203)
Finance income	(1,841)	(7,018)
Finance expense	794	2,465
Share-based payment charge	577	2,919
Increase in prepayments and other receivables	(1,809)	(161)
Increase in trade and other payables	1,068	5,363
Depreciation of property, plant and equipment	10	7
Loss on disposal of property, plant and equipment	3	—
Amortization of intangible assets	52	116
Cash used in operating activities	(7,119)	(21,512)
Cash inflow from taxation	1,533	816
Net cash used in operating activities	(5,586)	(20,696)
Cash flow from investing activities:
Interest received	87	128
Purchase of plant and equipment	(13)	(9)
Payment for patents and computer software	(115)	(208)
Transfer to short term investments	—	(54,465)
Maturity of short term investments	—	5,085
Net cash used in investing activities	(41)	(49,469)
Cash flow from financing activities:
Gross proceeds from issue of shares and warrants	44,750	—
Gross proceeds from the April 2017 Global Offering	—	70,032
Transaction costs on issue of shares and warrants	(2,910)	—
Transaction costs on April 2017 Global Offering	(636)	(6,786)
Net cash generated from financing activities	41,204	63,246
Net increase / (decrease) in cash and cash equivalents	35,577	(6,919)
Cash and cash equivalents at the beginning of the year	3,524	39,785
Effect of exchange rates on cash and cash equivalents	684	(1,423)
Cash and cash equivalents at the end of the period	39,785	31,443

The accompanying notes form an integral part of these consolidated financial statements.

VERONA PHARMA PLC

COMPANY STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2017

	Year ended December 31, 2016	Year ended December 31, 2017
	£’000s	£’000s
Cash used in operating activities:
Loss before taxation	(6,048)	(25,357)
Finance income	(1,841)	(7,018)
Finance expense	794	2,465
Share-based payment charge	414	2,285
Increase in prepayments and other receivables	(1,803)	(327)
Increase in trade and other payables	1,231	5,953
Depreciation of property, plant and equipment	10	7
Loss on disposal of property, plant and equipment	3	—
Amortization of intangible assets	52	116
Cash used in operating activities	(7,188)	(21,876)
Cash inflow from taxation	1,551	1,078
Net cash used in operating activities	(5,637)	(20,798)
Cash flow from investing activities:
Interest received	87	151
Purchase of plant and equipment	(13)	(9)
Payment for patents and computer software	(115)	(208)
Transfer to short term investments	—	(54,465)
Maturity of short term investments	—	5,085
Net cash used in investing activities	(41)	(49,446)
Cash flow from financing activities:
Gross proceeds from issue of shares and warrants	44,750	—
Gross proceeds from the April 2017 Global Offering	—	70,032
Transaction costs on issue of shares and warrants	(2,910)	—
Transaction costs on April 2017 Global Offering	(636)	(6,786)
Net cash generated from financing activities	41,204	63,246
Net increase / (decrease) in cash and cash equivalents	35,526	(6,998)
Cash and cash equivalents at the beginning of the year	3,523	39,734
Effect of exchange rates on cash and cash equivalents	685	(1,423)
Cash and cash equivalents at the end of the period	39,734	31,313

The accompanying notes form an integral part of these consolidated financial statements.

VERONA PHARMA PLC

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2017

	Share Capital	Share Premium	Share-based Expenses	Total Accumulated Losses	Total Equity
	£’000s	£’000s	£’000s	£’000s	£’000s
Balance at January 1, 2016	1,010	26,650	1,526	(23,752)	5,434
Loss for the year	—	—	—	(5,019)	(5,019)
Other comprehensive income for the year:
Exchange differences on translating foreign operations	—	—	—	43	43
Total comprehensive loss for the period	—	—	—	(4,976)	(4,976)
New share capital issued	1,556	34,151	—	—	35,707
Transaction costs on share capital issued	—	(2,325)	—	—	(2,325)
Share options exercised during the period	2	50	—	—	52
Share-based payments	—	—	577	—	577
Balance at December 31, 2016	2,568	58,526	2,103	(28,728)	34,469
Balance at January 1, 2017	2,568	58,526	2,103	(28,728)	34,469
Loss for the year	—	—	—	(20,497)	(20,497)
Other comprehensive loss for the year:
Exchange differences on translating foreign operations	—	—	—	(29)	(29)
Total comprehensive loss for the period	—	—	—	(20,526)	(20,526)
New share capital issued	2,677	67,648	—	—	70,325
Transaction costs on share capital issued	—	(7,453)	—	—	(7,453)
Share options exercised during the period	6	141	—	—	147
Share-based payments	—	—	2,919	—	2,919
Balance at December 31, 2017	5,251	118,862	5,022	(49,254)	79,881

The currency translation reserve for 2016 and 2017 is not considered material and as such is not presented in a separate reserve but is included in the total accumulated losses reserve.

The accompanying notes form an integral part of these consolidated financial statements.

VERONA PHARMA PLC

COMPANY STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2017

	Share Capital	Share Premium	Share-based Expenses	Total Accumulated Losses	Total Equity
	£’000s	£’000s	£’000s	£’000s	£’000s
Balance at January 1, 2016	1,010	26,650	1,526	(23,779)	5,407
Loss for the year	—	—	—	(4,964)	(4,964)
Other comprehensive income for the year:	—	—	—	—	—
Total comprehensive loss for the period	—	—	—	(4,964)	(4,964)
New share capital issued	1,556	34,151	—	—	35,707
Transaction costs on share capital issued	—	(2,325)	—	—	(2,325)
Share options exercised during the period	2	50	—	—	52
Share-based payments recognized as an expense	—	—	414	—	414
Share-based payments recognized as an investment	—	—	163	—	163
Balance at December 31, 2016	2,568	58,526	2,103	(28,743)	34,454
Balance at January 1, 2017	2,568	58,526	2,103	(28,743)	34,454
Loss for the year	—	—	—	(20,341)	(20,341)
Other comprehensive income for the year:
Total comprehensive loss for the period	—	—	—	(20,341)	(20,341)
New share capital issued	2,677	67,648	—	—	70,325
Transaction costs on share capital issued	—	(7,453)	—	—	(7,453)
Share options exercised during the period	6	141	—	—	147
Share-based payments recognized as an expense	—	—	2,285	—	2,285
Share-based payments recognized as an investment	—	—	634	—	634
Balance at December 31, 2017	5,251	118,862	5,022	(49,084)	80,051

The accompanying notes form an integral part of these consolidated financial statements.

VERONA PHARMA PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017

1. General information

Verona Pharma plc (the “Company”) and its subsidiaries (together, the “Group”) are a clinical-stage biopharmaceutical group focused on developing and commercializing innovative therapeutics for the treatment of respiratory diseases with significant unmet medical needs.

The Company is a public limited company, which is dual listed on the Alternative Investment Market of the London Stock Exchange and on April 27, 2017, American Depositary Shares began trading on Nasdaq Global Market. The company is incorporated and domiciled in the United Kingdom. The address of the registered office is 1 Central Square, Cardiff, CF10 1FS, United Kingdom.

The Company has two subsidiaries, Verona Pharma Inc. and Rhinopharma Limited (“Rhinopharma”), both of which are wholly owned.

On February 10, 2017 the Company effected a 50-for-1 consolidation of its shares. All references to ordinary shares, options and warrants, as well as share, per share and related information in these consolidated financial statements have been adjusted to reflect the consolidation as if it had occurred at the beginning of the earliest period presented.

On April 26, 2017, the Company announced the closing of its global offering of an aggregate of 47,399,001 new ordinary shares, consisting of the initial public offering in the United States of 5,768,000 American Depositary Shares (“ADSs”) at a price of $13.50 per ADS and the private placement in Europe of 1,255,001 ordinary shares at a price of £1.32 per ordinary share, for gross proceeds of $80 million (the “Global Offering”). Each ADS offered represents eight ordinary shares of the Company. The ordinary shares offered were allotted and issued in a concurrent private placement in Europe and other countries outside of the United States and Canada.

In addition, the Chairman of Verona Pharma’s board of directors, Dr David Ebsworth, and an existing shareholder agreed to subscribe for 254,099 new ordinary shares at a price of £1.32 per ordinary share in a shareholder private placement separate from the Global Offering (the “Shareholder Private Placement”), contingent on and concurrent with the Global Offering and generating additional gross proceeds of £0.3 million.

On May 15 and May 23, 2017, pursuant to the Global Offering, the underwriters purchased an additional 733,738 ADSs, representing 5,869,904 ordinary shares, at a price of $13.50 per ADS, for additional gross proceeds of $9.9 million bringing the total gross proceeds in the Global Offering to $89.9 million (£70.0 million). Including the Shareholder Private Placement, the total gross proceeds of the capital raising amounted to $90.3 million (£70.3 million).

The ADSs began trading on the Nasdaq Global Market under the ticker symbol “VRNA” on April 27, 2017. Verona Pharma’s ordinary shares continue to trade on the AIM market of the London Stock Exchange (“AIM”) under the symbol “VRP”.

VERONA PHARMA PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017

2. Accounting policies

A summary of the principal accounting policies, all of which have been applied consistently throughout the year, is set out below.

2.1 Basis of preparation

The consolidated financial statements of the Group and the financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the European Union and the Companies Act 2006 applicable to companies reporting under IFRS. The consolidated financial statements have been prepared under the historical cost convention, with the exception of derivative financial instruments which have been measured at fair value.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s and Company’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 4.

Going concern

During the year ended December 31, 2017, the Group had a loss of £20.5 million (2016: £5.0 million). As of December 31, 2017, the Group had net assets of £79.9 million (2016: £34.5 million) of which £80.3 million (2016: £39.8 million) was cash and cash equivalents and short term investments.

The operation of the Group is currently being financed from funds that the Company raised from share placings. On May 2nd, 2017, the company raised $89.9 million (£70 million) from the initial public offering in the United States. On July 29, 2016, the Company raised gross proceeds of £44.7 million from a placing, subscription and open offer (the “July 2016 Placement”). These funds are expected to be used primarily to support the development of RPL554 in chronic obstructive pulmonary disease (“COPD”), other chronic respiratory diseases as well as corporate and general administrative expenditures.

The Directors believe that the Group has sufficient funds to complete the current clinical trials, to cover corporate and general administration costs and for it to comply with all commitments for at least 12 months from the end of the reporting period and, accordingly, are satisfied that the going concern basis remains appropriate for the preparation of these consolidated financial statements.

Business combination

The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement and the fair value of any pre-existing equity interest in the subsidiary. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. Goodwill arising on acquisitions is capitalized and is subject to an

VERONA PHARMA PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017

Business combination (continued)

impairment review, both annually and when there are indications that the carrying value may not be recoverable.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Acquisition-related costs are expensed as incurred and included in administrative expenses.

Basis of consolidation

These consolidated financial statements include the accounts of Verona Pharma plc and its wholly owned subsidiaries Verona Pharma, Inc. and Rhinopharma. The acquisition method of accounting was used to account for the acquisition of Rhinopharma.

Inter-company transactions, balances and unrealized gains on transactions between Group companies are eliminated.

Verona Pharma Inc. and Rhinopharma adopt the same accounting policies as the Company.

2.2  Foreign currency translation

Items included in the Group’s consolidated financial statements are measured using the currency of the primary economic environment in which the Entity operates (“the functional currency”). The consolidated financial statements are presented in pounds sterling (“£”), which is the functional and presentational currency of the Company and the presentational currency of the Group.

Transactions in foreign currencies are recorded using the rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange ruling at the balance sheet date and the gains or losses on translation are included in the Consolidated Statement of Comprehensive Income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the original transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

The assets and liabilities of foreign operations are translated into pounds sterling at the rate of exchange ruling at the balance sheet date. Income and expenses are translated at weighted average exchange rates for the period. The exchange differences arising on translation for consolidation are recognized in Other Comprehensive Income.

2.3  Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

2.4  Deferred taxation

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax is determined using tax rates (and laws) that have been enacted or substantially enacted by

VERONA PHARMA PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017

2.4  Deferred taxation (continued)

the balance sheet date and expected to apply when the related deferred tax is realized or the deferred liability is settled.

Deferred tax assets are recognized to the extent that it is probable that the future taxable profit will be available against which the temporary differences can be utilized.

2.5  Research and development costs

Capitalization of expenditure on product development commences from the point at which technical feasibility and commercial viability of the product can be demonstrated and the Group is satisfied that it is probable that future economic benefits will result from the product once completed. No such costs have been capitalized to date, given the early stage of the Group’s product candidate development.

Expenditure on research and development activities that do not meet the above criteria is charged to the Consolidated Statement of Comprehensive Income as incurred.

2.6  Property, plant and equipment

Property, plant and equipment are stated at cost, net of depreciation and any provision for impairment. Cost includes the original purchase price of the asset and the costs attributable to bringing the asset to its working condition for its intended use. Depreciation is calculated so as to write off the cost less their estimated residual values, on a straight-line basis over the expected useful economic lives of the assets concerned. The principal annual periods used for this purpose are:

Computer hardware	3 years
Office equipment	5 years

2.7  Intangible assets and goodwill

(a)                     Goodwill

Goodwill arises on the acquisition of subsidiaries and represents the excess of the consideration transferred over the fair value of the identifiable net assets acquired.

(b)                     Patents

Patent costs associated with the preparation, filing, and obtaining of patents are capitalized and amortized on a straight-line basis over the estimated useful lives of the patents of ten years.

(c)                      Computer software

Amortization is calculated so as to write off the cost less estimated residual values, on a straight-line basis over the expected useful economic life of two years.

(d)                     In-process research & development (“IPR&D”)

IP R&D assets acquired through business combinations which, at the time of acquisition, have not reached technical feasibility are recognized at fair value. The amounts are capitalized and are not

VERONA PHARMA PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017

2.7  Intangible assets and goodwill (continued)

amortized but are subject to impairment testing until completion, abandonment of the projects or when the research findings are commercialized through a revenue generating project. The Group determines whether intangible assets (including goodwill) are impaired on an annual basis and this requires the estimation of the higher of fair value less costs of disposal and value in use. Upon successful completion or commercialization of the relevant project, IP R&D will be reclassified to developed technology. The Group will make a determination as to the then useful life of the developed technology, generally determined by the period in which the substantial majority of the cash flows are expected to be generated, and begin amortization. In case of abandonment the asset will be impaired.

2.8  Impairment of intangible assets, goodwill and non-financial assets

Goodwill and intangible assets that have an indefinite useful life and intangible assets not ready to use are not subject to amortization. These assets are tested annually for impairment or more frequently if impairment indicators exist. Non-financial assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value (less costs of disposal) and value in use.

For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows, which are largely independent of the cash flows from other assets or group of assets (cash generating units “CGUs”).

Goodwill is allocated to CGUs for the purpose of impairment testing. The allocation is made to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose. The units or group of units are identified at the lowest level at which goodwill is monitored for internal management purposes, being the operating segments.

The Group is a single cash generating unit. Goodwill that arose on the acquisition of Rhinopharma has been thus allocated to this single CGU. IP R&D is tested for impairment at this level as well, since it is the lowest level at which independent cash flows can be identified.

Non-financial assets, other than goodwill, that have been previously impaired are reviewed for possible reversal of the impairment at each subsequent reporting date.

VERONA PHARMA PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017

2.9  Employee Benefits

(a)           Pension

The Group operates a defined contribution pension scheme for UK employees. Contributions payable for the year are charged to the Consolidated Statement of Comprehensive Income. The contributions are recognized as employee benefit expense when they are due. Differences between contributions payable in the year and contributions actually paid are shown as either accruals or prepayments in the Consolidated Statement of Financial Position. The Group has no further payment obligation once the contributions have been paid.

(b)           Bonus plans

The Company recognizes a liability and an expense for bonus plans if contractually obligated or if there is a past practice that has created a constructive obligation.

2.10  Share-based payments

The Group operates a number of equity-settled, share-based compensation schemes. The fair value of share-based payments under such schemes is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of shares that will eventually vest.

Where equity settled transactions are entered into with third party service providers, fair value is determined by reference to the value of the services provided in lieu of payment. The expense is measured based on the services received at the date of receipt of those services and is charged to the Consolidated Statement of Comprehensive Income over the period for which the services are received and a corresponding credit is made to reserves. For other equity-settled transactions fair value is determined using the Black-Scholes model and requires several assumptions and estimates as disclosed in note 17.

2.11  Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

2.12  Assumed contingent obligation related to the business combinations

On September 19, 2006, the Group acquired Rhinopharma for a total consideration of £1.52 million payable in ordinary shares. In addition, the Group assumed certain contingent obligations owed by Rhinopharma to Vernalis under an assignment and license agreement (the “assumed contingent consideration”) following the sale of IP by Vernalis to Rhinopharma. Pursuant to the agreement Vernalis (i) assigned to the Company all of its rights to certain patents and patent applications relating to RPL554 and related compounds (the “Vernalis Patents”) and (ii) granted to the Company an exclusive, worldwide, royalty-bearing license under certain Vernalis know-how to develop, manufacture and commercialize products (the “Licensed Products”) developed using Vernalis Patents, Vernalis know-how and the physical stock of certain compounds.

VERONA PHARMA PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017

2.12  Assumed contingent obligation related to the business combinations (continued)

The assumed contingent obligation comprises (a) a milestone payment on obtaining the first approval of any regulatory authority for the commercialization of a Licensed Product; (b) low to mid single digit royalties based on the future sales performance of all Licensed Products; and (c) a portion equal to a mid twenty percent of any consideration received from any sub-licensees for the Vernalis Patents and for Vernalis know-how. On the date of acquisition the fair value of the assumed contingent obligation was estimated as the expected value of the milestone payment, royalty payments and sub-license payments, based on an assessment of the probability of success using standard market probabilities for respiratory drug development. The risk-weighted value of the assumed contingent arrangement was then discounted back to its net present value applying an effective interest rate of 12%. The initial fair value of the assumed contingent obligation as of December 31, 2006 was deemed to be insignificant at the date of the acquisition, so it was not recorded.

The amount of royalties payable under the agreement is based on the future sales performance of certain products, and so the total amount payable is unlimited. The level of sales that may be achieved under the agreement is difficult to predict and subject to estimate, which is inherently uncertain. The value of this assumed contingent obligation is measured at amortized cost using the effective interest rate method, and is re-measured for changes in estimated cash flows, when the probability of  success changes. The assumed contingent obligation is accounted for as a liability, and any adjustments made to the value of the liability will be recognized in the Consolidated Statement of Comprehensive Income for the period.

2.13  Government and other grants

The Group may receive government, regional or charitable grants to support its research efforts in defined projects where these grants provide for reimbursement of approved costs incurred as defined in the respective grants. Income in respect of such grants would include contributions towards the costs of research and development. Income would be recognized when costs under each grant are incurred in accordance with the terms and conditions of the grant and the collectability of the receivable is reasonably assured. Government, regional and charitable grants relating to costs would be deferred and recognized in the Consolidated Statement of Comprehensive Income over the period necessary to match them with the costs they are intended to compensate. When the cash in relation to recognized government, regional or charitable grants is not yet received the amount is included as a receivable on the Consolidated Statement of Financial Position.

Where the grant income is directly related to the specific items of expenditure incurred, the income would be netted against such expenditure. Where the grant income is not a specific reimbursement of expenditure incurred, the Group would include such income under “Other income” in the Consolidated Statement of Comprehensive Income. Grants or investment credits may be repayable if the Group successfully commercializes a relevant program that was funded in whole or in part by the grant or investment credit within a particular timeframe. Prior to successful commercialization, the Group would not make any provision for repayment.

VERONA PHARMA PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017

2.14  Financial instruments — initial recognition and subsequent measurement

The Company classifies a financial instrument, or its component parts, as a financial liability, a financial asset or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability, a financial asset and an equity instrument.

The Company evaluates the terms of the financial instrument to determine whether it contains an asset, a liability or an equity component. Such components shall be classified separately as financial assets, financial liabilities or equity instruments.

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

(a)                     Financial assets, initial recognition and measurement and subsequent measurement

All financial assets not recorded at fair value through profit or loss, such as receivables and deposits, are recognized initially at fair value plus transaction costs. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the income statement.

The measurement of financial assets depends on their classification.  Financial assets such as receivables and deposits are subsequently measured at amortized cost. The Company does not hold any financial assets at fair value through profit or loss or available for sale financial assets.

(b)                     Financial liabilities, initial recognition and measurement and subsequent measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, or payables, as appropriate. All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The measurement of financial assets and financial liabilities depends on their classification. Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss. These are subsequently measured at fair value with any gains or losses recognized in profit or loss. All other financial liabilities are measured at amortized cost using the effective interest method

The Company’s financial liabilities include trade and other payables and derivative financial instruments.

(c)           Derivative financial instruments

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at fair value at the end of each reporting date. The Company holds only one type of derivative financial instrument, the warrants, as explained in Note 2.15.

The full fair value of the derivative is classified as a non-current liability when the warrants are exercisable in more than 12 months and as a current liability when the warrants are exercisable in less than 12 months.

Changes in fair value of a derivative financial liability when related to a financing arrangement are recognized in the Consolidated Statement of Comprehensive Income within Finance income or Finance expense. Fair value gains or losses on derivatives used for non-financing arrangements are recognized in other operating income or expense.

VERONA PHARMA PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017

2.15  Warrants

Warrants issued by the Company to investors as part of a share subscription are compound financial instruments where the warrant meets the definition of a financial liability.

The financial liability component is initially measured at fair value in the Consolidated Statement of Financial Position. Equity is measured at the residual between the subscription price for the entire instrument and the liability component. The financial liability component is remeasured depending on its classification. Equity is not remeasured.

2.16  Short Term Investments

Short term investments include fixed term deposits held at banks with original maturities of more than three months but less than a year. They are classified as loans and receivables and are measured at amortized cost using the effective interest method.

2.17  Transaction costs

Qualifying transaction costs might be incurred in anticipation of an issuance of equity instruments and may cross reporting periods. The entity defers these costs on the balance sheet until the equity instrument is recognized. Deferred costs are subsequently reclassified as a deduction from equity when the equity instruments are recognized, as the costs are directly attributable to the equity transaction. If the equity instruments are not subsequently issued, the transaction costs are expensed. Any costs not directly attributable to the equity transaction are expensed.

Transaction costs that relate to the issue of a compound financial instrument are allocated to the liability and equity components of the instrument in proportion to the allocation of proceeds. Where the liability component is held at fair value through profit or loss, the transaction costs are expensed to the Consolidated Statement of Comprehensive Income. For liabilities held at amortized cost, transaction costs are deducted from the liability and subsequently amortized. The amount of transaction costs accounted for as a deduction from equity in the period is disclosed separately in accordance with IAS 1.

2.18  Investments in subsidiaries

Investments in subsidiaries are shown at cost less any provision for impairment.

VERONA PHARMA PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017

2.19  New standards, amendments and interpretations adopted by the Group

The following amendments have been adopted by the Group for the first time for the financial year beginning on or after 1 January, 2017. It did not materially impact the Group’s results:

• Annual Improvements to IFRS Standards 2014-2016 Cycle,

• Disclosure initiative - amendments to IAS 7, and

• Recognition of Deferred Tax Assets for Unrealized Losses - Amendments to IAS 12.

The amendments to IAS 7 require disclosure of changes in liabilities arising from financing activities, see note 3.3.

2.20  New standards, amendments and interpretations issued but not effective for the financial year beginning January 1, 2017 and not early adopted

A number of new standards and amendments to standards and interpretations have been issued but are not yet effective for annual periods beginning after January 1, 2017 (noted below), and have not been adopted in preparing these consolidated financial statements.

•                  IFRS 9 “Financial instruments” (effective for annual periods beginning on or after January 1, 2018)

•                  IFRS 15 “Revenue from contracts with customers” (effective for annual periods beginning on or after January 1, 2018

•                  IFRS 16 “Leases” (effective for annual periods beginning on or after January 1, 2019)

IFRS 9 will have no material impact on the accounting or measurement of any of the financial instruments the group or company currently holds.

IFRS 15 will have no impact on the financial statements of the Group or company as the they not currently revenue generating.

IFRS 16 is effective for accounting periods beginning on or after 1 January 2019 and will replace IAS 17 ‘leases’. It will eliminate the classification of leases as either operating leases or finance leases and, instead, introduce a single lessee accounting model. The adoption of IFRS 16 will result in the Group and Company recognizing lease liabilities and corresponding ‘right to use’ assets for agreements that are currently classified as operating leases. See note 21 for further details on operating leases held.

VERONA PHARMA PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017

3. Financial Instruments

3.1  Financial Risk Factors

The Company’s activities have exposed it to a variety of financial risks: market risk (including currency risk and interest rate risk), credit risk, and liquidity risk. The Company’s overall risk management program is focused on preservation of capital and the unpredictability of financial markets and has sought to minimize potential adverse effects on the Company’s financial performance and position.

(a)           Currency risk

Foreign currency risk reflects the risk that the Group’s net assets will be negatively impacted due to fluctuations in exchange rates. The Group has not entered into foreign exchange contracts to hedge against gains or losses from foreign exchange fluctuations.

The summary quantitative date about the Group’s exposure to currency risk is as follows. Figures are the sterling values of balances in each currency:

	Year Ended December 31, 2016		Year Ended December 31, 2017
	USD	EUR	USD	EUR
	£’000s	£’000s	£’000s	£’000s
Cash and cash equivalents	10,631	242	16,806	301
Short term Investments	—	—	19,718	—
Trade and other payables	305	180	276	403

Sensitivity Analysis

A reasonably possible strengthening (weakening) of the Euro, US dollar, or Sterling against all other currencies at 31 December would have affected the measurement of the financial instruments denominated in a foreign currency and affected equity and profit and loss by the amounts shown below. This analysis assumes that all other variables remain constant.

	Profit or loss and equity
	Strengthening	Weakening
December 31, 2017	£’000s	£’000s
EUR (5% movement)	35	(35)
USD (5% Movement)	1,840	(1,840)

December 31, 2016	£’000s	£’000s
EUR (5% movement)	21	(21)
USD (5% Movement)	547	(547)

Foreign currency denominated trade payables are short term in nature (generally 30 to 45 days). The Group has a U.S. operation, the net assets of which are exposed to foreign currency translation risk.

VERONA PHARMA PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017

3.1  Financial Risk Factors (continued)

(b)           Credit risk

Credit risk reflects the risk that the Group may be unable to recover contractual receivables. As the Group is still in the development stage no policies are currently required to mitigate this risk.

For banks and financial institutions, only independently rated parties with a minimum rating of “B+” are accepted. The Directors recognize that this is an area in which they may need to develop specific policies should the Group become exposed to further financial risks as the business develops.

As of December 31, 2017, and December 31, 2016, cash and cash equivalents and short term investments were placed at the following banks:

Cash and Cash Equivalents	Year ended December 31, 2016	Credit rating	Year ended December 31, 2017	Credit rating
	£’000		£’000
Banks
Royal Bank of Scotland	11,287	A3	16,623	A2
Lloyds Bank	28,447	A1	13,448	Aa3
Standard Chartered	—	—	1,242	A1
Wells Fargo	51	Aa1	130	Aa1
Total	39,785		31,443

Short Term Investments	Year ended December 31, 2016	Credit rating	Year ended December 31, 2017	Credit rating
	£’000		£’000
Banks
Royal Bank of Scotland	—	—	15,316	A2
Lloyds Bank	—	—	11,036	Aa3
Standard Chartered	—	—	22,467	A1
Wells Fargo	—	—	—	Aa1
Total	—		48,819

(c)           Management of capital

The Group considers capital to be its equity reserves. At the current stage of the Group’s life cycle, the Group’s objective in managing its capital is to ensure funds raised meet the research and operating requirements until the next development stage of the Group’s suite of projects.

The Group ensures it is meeting its objectives by reviewing its Key Performance Indicators (“KPIs”) to ensure the research activities are progressing in line with expectations, costs are controlled and unused funds are placed on deposit to conserve resources and increase returns on surplus cash held.

VERONA PHARMA PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017

3.1  Financial Risk Factors (continued)

(d)           Interest rate risk

As of December 31, 2017, the Group had cash deposits of £31.4 million (2016: £39.8 million) and short term investments of £48.8 million (2016: nil). The rates of interest received during 2017 ranged between 0.0% and 1.73%. A 0.25% increase in interest rates would not have a material impact on finance income. The Group’s exposure to interest rate risk, which is the risk that the interest received will fluctuate as a result of changes in market interest rates on classes of financial assets and financial liabilities, was as follows:

	December 31, 2016		December 31, 2017
	Floating interest rate	Fixed Interest rate	Floating interest rate	Fixed Interest rate
	£’000s	£’000s	£’000s	£’000s
Financial asset
Cash deposits	11,338	28,447	25,720	5,723
Short Term Investments	—	—	—	48,819
Total	11,338	28,447	25,720	54,542

(e)           Liquidity risk

The Group prepares periodic working capital forecasts for the foreseeable future, allowing an assessment of the cash requirements of the Group, to manage liquidity risk. The following table provides an analysis of the Group’s financial liabilities. The carrying value of all balances is equal to their fair value. The Group’s maturity analysis for the derivative financial instrument from the issue of warrants is given in note 20.

	LESS THAN 1 YEAR	BETWEEN 1 AND 2 YEARS	BETWEEN 2 AND 5 YEARS	OVER 5 YEARS(1)
	£’000s	£’000s	£’000s	£’000s
At December 31, 2016
Trade payables	719	—	—	—
Other payables	54	—	—	—
Accruals	2,050	—	—	—
Contingent obligation	—	—	—	1,807
Total	2,823	—	—	1,807

(1)                                 This table includes the undiscounted amount of the assumed contingent obligation. See note 19.

VERONA PHARMA PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017

3.1  Financial Risk Factors (continued)

	LESS THAN 1 YEAR	BETWEEN 1 AND 2 YEARS	BETWEEN 2 AND 5 YEARS	OVER 5 YEARS(1)
	£’000s	£’000s	£’000s	£’000s
At December 31, 2017
Trade payables	1,214	—	—	—
Other payables	74	—	—	—
Accruals	5,866	—	—	—
Contingent obligation	—	—	—	1,807
Total	7,154	—	—	1,807

(1)                                 This table includes the undiscounted amount of the assumed contingent obligation. See note 19.

3.2  Fair value estimation

The carrying amounts of cash and cash equivalents, receivables, accounts payable and accrued liabilities approximate to fair value due to their short-term nature. The carrying amount of the assumed contingent liability approximates to fair value as the underlying assumptions are currently similar.

For financial instruments that are measured in the Consolidated Statement of Financial Position at fair value, IFRS 7 requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

•                  Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1);

•                  Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly (level 2); and

•                  Inputs for the asset or liability that are not based on observable market data (level 3).

For the year ended December 31, 2017, and 2016, fair value adjustments to financial instruments through profit and loss resulted in the recognition of finance income of £6.7 million and £1.1 million respectively.

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to ascertain the fair value of an instrument are observable, the instrument is included in level 2. If one or more of the significant inputs are not based on observable market data, the instrument is included in level 3.

	Level 3	Total
	£’000s	£’000s
At December 31, 2017
Derivative financial instrument	1,273	1,273
Total	1,273	1,273

VERONA PHARMA PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017

3.2  Fair value estimation (continued)

Movements in Level 3 items during the years ended December 31, 2016, and 2017 are as follows:

Derivative financial instrument	2016	2017
	£’000s	£’000s
At January 1	—	7,923
Initial recognition of derivative financial instrument	8,991	—
Fair value adjustments recognized in profit and loss	(1,068)	(6,650)
At December 31	7,923	1,273

Further details relating to the derivative financial instrument are set out in notes 4 and 19 of these financial statements.

In determining the fair value of the derivative financial instrument, the Company applied the Black Scholes model; key inputs include the share price at reporting date, estimations on timelines, volatility and risk-free rates. These assumptions and the impact of changes in these assumptions, where material, are disclosed in note 20.

3.3 Change in liabilities arising from financing activities

The group has provided a reconciliation so that changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes can be evaluated.

December 31, 2017
Derivative financial instrument
£’000s
At January 1	7,923
Fair value adjustments — non-cash	(6,650)
At December 31	1,273

See note 20 for information relating to the derivative financial instrument.

VERONA PHARMA PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017

4. Critical accounting estimates and judgments

The preparation of financial statements in conformity with IFRS requires the use of accounting estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Although these estimates are based on management’s best knowledge of current events and actions, actual results ultimately may differ from those estimates. IFRS also requires management to exercise its judgment in the process of applying the Group’s accounting policies.

The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are as follows:

(a)           Assumed contingent obligation

The Group has a material obligation for the future payment of royalties and milestones associated with contractual obligations on RPL554, a development product acquired as part of the acquisition of Rhinopharma. The estimation of the fair value of the assumed contingent obligation on acquisition requires the selection of an appropriate valuation model, consideration as to the inputs necessary for the valuation model chosen, the estimation of the likelihood that the regulatory approval milestone will be achieved and estimates  of the future cash flows and their timing (for further detail see note 19). The estimates for the assumed contingent obligation are based on a discounted cash flow model. Key assessments and judgments included in the fair value calculation of deferred consideration are:

•                  development, regulatory and marketing risks associated with progressing the product to market approval in key target territories;

•                  market size and product acceptance by clinicians, patients and reimbursement bodies;

•                  gross and net selling price;

•                  costs of manufacturing, product distribution and marketing support;

•                  launch of competitive products; and

•                  discount rate and time to crystallization of contingent consideration.

In accordance with IAS 39 (“Financial Instruments Recognition and Measurement” (para AG8)), when there is a change in the expected cash flows, the assumed contingent obligation is re-measured with the change in value going through the Consolidated Statement of Comprehensive Income. Cash flow estimates are revised when the probability of success changes. The assumed contingent obligation is measured at amortized cost with the discount unwinding in the Consolidated Statement of Comprehensive Income throughout the year. Actual outcomes could differ significantly from the estimates made.

The value of the assumed contingent obligation as of December 31, 2017 amounts to £0.9 million. (2016: £0.8 million). The increase in value of the assumed contingent obligation during 2017 amounted to £0.1 million (2016: £0.2 million) and the movement relates to unwinding the discount on the liability and retranslating for changes in US$ exchange rates. The increase was recorded in finance expense. There was no change in the year to the probability of success and consequently cash flow estimates were not revised. The discount percentage applied is 12%.

VERONA PHARMA PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017

4. Critical accounting estimates and judgments (continued)

(b)           Valuation of the July 2016 warrants

Pursuant to the July 2016 Placement, the Company issued 31,115,926 units to new and existing investors at the placing price of £1.4365 per unit. Each unit comprises one ordinary share and one warrant. The warrants entitle the investors to subscribe for in aggregate a maximum of 12,446,370 ordinary shares.

In accordance with IAS 32 and Group  accounting policy, as disclosed in note 2.15, the Group classified the warrants as a derivative financial liability to be presented on the Group’s Consolidated Statement of Financial Position.

The fair value of these warrants is determined by applying the Black-Scholes model. Assumptions are made on inputs such as time to maturity, the share price, volatility and risk free rate in order to determine the fair value per warrant. For further details see note 20.

Transaction costs arising on the issues of these shares and warrants are allocated to the equity and warrant liability components in proportion to the allocation of proceeds.

(c)           Recognition of research and development expenditure

The Group incurs research and development expenditure from third parties. The Group recognizes this expenditure in line with the management’s best estimation of the stage of completion of each research and development project. This includes the calculation of accrued costs at each period end to account for expenditure that has been incurred. This requires management to estimate full costs to complete for each project and also to estimate its current stage of completion. The costs related to these expenses in the year was £18.5 million. The related accruals and prepayments were £4.6 million and £0.5 million respectively.

(d)           Transaction costs related the Global Offering

The Group incurred various transaction costs relating to the Global Offering, including commissions, professional advisor fees, financial advice, listing fees and other costs.  When management judged them to be incremental costs directly attributable to the transaction they were accounted for as a deduction from equity.  Otherwise the costs were expensed to the consolidated income statement as incurred.

5. Earnings per share

Basic loss per ordinary share of 23.4p (2016: 15.0p) for the Group is calculated by dividing the loss for the year ended December 31, 2017 by the weighted average number of ordinary shares in issue of 87,748,031 as of December 31, 2017 (2016: 33,499,413). Potential ordinary shares are not treated as dilutive as the entity is loss making and such shares would be anti-dilutive.

6. Segmental reporting

The Group’s activities are covered by one operating and reporting segment: Drug Development. There have been no changes to management’s assessment of the operating and reporting segment of the Group during the period.

All non-current assets are based in the United Kingdom.

VERONA PHARMA PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017

7. Operating loss

Group

	Year ended December 31, 2016	Year ended December 31, 2017
	£’000s	£’000s
Operating Loss is stated after charging:
Research and development costs:
Employee benefits (note 8)	2,037	3,435
Amortization of patents (note 12)	51	111
Legal, professional consulting and listing fees	—	331
Other research and development expenses	2,434	19,840
Total research and development costs	4,522	23,717
General and administrative costs:
Employee benefits (note 8)	865	2,857
Legal, professional consulting and listing fees	884	2,045
Amortization of computer software (note 12)	1	5
Loss on disposal of property, plant and equipment (note 13)	3	—
Depreciation of property, plant and equipment (note 13)	10	7
Operating lease charge — land and buildings	169	294
Loss on variations in foreign exchange rate	139	36
Other general and administrative expenses	427	795
Total general and administrative costs	2,498	6,039
Operating loss	7,020	29,756

During the periods indicated, the Group obtained the services from and paid the fees of the Group’s auditors and their associates as detailed below:

	Year ended December 31, 2016	Year ended December 31, 2017
	£’000s	£’000s
Audit of Verona Pharma plc and consolidated financial statements	80	117
Audit related services	525	333
Other services	—	150
Total	605	600

For the year ended December 31, 2017, audit related services include fees for quarterly interim reviews and assurance on information included in the Company’s U.S. registration statement for the April 2017 Global Offering. For the year ended December 31, 2017 an amount of £256 thousand in relation to these services was offset against share premium on completion of the Global Offering.  For the year ended December 31, 2017, other services related to advice on compliance with Sarbanes-Oxley legislation.

VERONA PHARMA PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017

7. Operating loss (continued)

Group

For the year ended December 31, 2016, audit related services include assurance reporting on historical financial information included in the Company’s U.S. registration statement for Global Offering. As at December 31, 2016 an amount of £466 thousand in relation to these services was booked in deferred IPO costs that was offset against share premium on completion of the Global Offering.

VERONA PHARMA PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017

8. Directors’ emoluments and staff costs

Group

	Year ended December 31, 2016	Year ended December 31, 2017
The average number of employees (excluding directors) of the Group during the year:
Research and Development	5	7
General and Administrative	2	5
Total	7	12

	Year ended December 31, 2016	Year ended December 31, 2017
	£’000s	£’000s
Aggregate emoluments of directors:
Salaries and other short-term employee benefits	951	897
Social security costs	118	103
Incremental payment for additional services	44	—
Other pension costs	19	17
Total directors’ emoluments	1,132	1,017
Share-based payment charge	257	1,037
Directors’ emoluments including share-based payment charge	1,389	2,054

	Year ended December 31, 2016	Year ended December 31, 2017
	£’000s	£’000s
Aggregate other staff costs:
Wages and salaries	1,027	2,136
Social security costs	98	182
Incremental payment for additional services	58	—
Share-based payment charge	319	1,882
Other pension costs	11	38
Total other staff costs	1,513	4,238

The Group operates a defined contribution pension scheme for U.K. employees and executive directors. The total pension cost during the year ended December 31, 2017 was £55 thousand (2016: £30 thousand). There were no prepaid or accrued contributions to the scheme at December 31, 2017 (2016: £nil).

VERONA PHARMA PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017

8. Directors’ emoluments and staff costs

Company

	Year ended December 31, 2016	Year ended December 31, 2017
The average number of employees (excluding directors) of the Company during the year:
Research and Development	2	4
General and Administrative	2	4
Total	4	8

	Year ended December 31, 2016	Year ended December 31, 2017
	£’000s	£’000s
Aggregate emoluments of directors:
Salaries and other short-term employee benefits	951	897
Social security costs	118	103
Incremental payment for additional services	44	—
Other pension costs	19	17
Total directors’ emoluments	1,132	1,017
Share-based payment charge	257	1,037
Directors’ emoluments including share-based payment charge	1,389	2,054

	Year ended December 31, 2016	Year ended December 31, 2017
	£’000s	£’000s
Aggregate other staff costs:
Wages and salaries	493	1,273
Social security costs	61	162
Incremental payment for additional services	58	—
Share-based payment charge	156	1,248
Other pension costs	11	38
Total other staff costs	779	2,721

VERONA PHARMA PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017

8. Directors’ emoluments and staff costs (continued)

Company

The Company operates a defined contribution pension scheme for U.K. employees and executive directors. The total pension cost during the year ended December 31, 2017 was £55 thousand (2016: £30 thousand). There were no prepaid or accrued contributions to the scheme at December 31, 2017(2016: £nil).

In respect of Directors’ remuneration, the Company has taken advantage of the permission in Paragraph 6(2) of Statutory Instrument 2008/410 to omit aggregate information that is capable of being ascertained from the detailed disclosures in the audited section of the Directors’ Remuneration Report on pages 34 to 53, which form part of these Consolidated Financial Statements.

9. Finance income and expense

Group

	Year ended December 31, 2016	Year ended December 31, 2017
	£’000s	£’000s
Finance income:
Interest received on cash balances	86	345
Foreign exchange gain on translating foreign currency denominated bank balances	687	—
Fair value adjustment on derivative financial instruments (note 20)	1,068	6,650
Other Income	—	23
Total finance income	1,841	7,018

	Year ended December 31, 2016	Year ended December 31, 2017
	£’000s	£’000s
Finance expense:
Transaction costs allocated to the issue of warrants (note 20)	586	—
Foreign exchange loss on translating foreign currency denominated balances	—	2,392
Remeasurement of assumed contingent arrangement (note 19)	122	—
Unwinding of discount factor and foreign exchange movements related to the assumed contingent arrangement (note 19)	86	73
Total finance expense	794	2,465

VERONA PHARMA PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017

10. Taxation

Group

	Year ended December 31, 2016	Year ended December 31, 2017
	£’000s	£’000s
Analysis of tax credit for the year
Current tax:
UK tax credit	(1,067)	(5,006)
US tax charge	129	306
Adjustment in respect of prior periods	(16)	(6)
Total tax credit	(954)	(4,706)
Factors affecting the tax charge for the year
Loss on ordinary activities	(5,973)	(25,203)

Multiplied by standard rate of corporation tax of 19.25% (2016: 20%)	(1,195)	(4,852)
Effects of:
Non-deductible expenses	292	675
Fair value adjustment on derivative financial instruments	(214)	(1,280)
Research and development incentive	(427)	(2,116)
Temporary differences not recognized	(4)	(2)
Difference in overseas tax rates	56	136
Tax losses carried forward not recognized	554	2,739
Adjustment in respect of prior periods	(16)	(6)
Total tax credit	(954)	(4,706)

UK corporation tax is charged at 19.25% (2016: 20.00%) and U.S. federal tax at 35% (2016 :35%).

The following tables represent deferred tax balances recognized in the Consolidated Statement of Financial Position. There were no movements in either the deferred tax asset or the deferred tax liability.

	Year ended December 31, 2016	Year ended December 31, 2017
	£’000s	£’000s
Deferred tax assets	250	250
Deferred tax liabilities	(250)	(250)
Net balances	—	—

The deferred tax liability relates to the difference between the accounting and tax bases of the IP R&D intangible asset.  A deferred tax asset relating to UK tax losses has been recognized and offset against the liability.

VERONA PHARMA PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017

10. Taxation (continued)

Group

Factors that may affect future tax charges

The Group has UK tax losses available for offset against future profits in the UK. However an additional deferred tax asset has not been recognized in respect of such items due to uncertainty of future profit streams. As of December 31, 2017, the unrecognized deferred tax asset at 17% is estimated to be £5.43 million (2016: £3.15 million at 17%).

11. Goodwill

Group and company

	As of December 31, 2016	As of December 31, 2017
	£’000s	£’000s
Goodwill at January 1 and December 31	441	441

Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in connection with the acquisition of Rhinopharma in September 2006. Goodwill is not amortized, but is tested annually for impairment. Annual impairment testing is performed by comparing the expected recoverable amount of the CGU to the carrying amount of the CGU to which goodwill has been allocated to the carrying amount of the CGU. See note 2.8 to the consolidated financial statements.

VERONA PHARMA PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017

12. Intangible assets

Group and Company

	IP R&D	Computer software	Patents	Total
	£’000s	£’000s	£’000s	£’000s
Cost
At January 1, 2016	1,469	25	482	1,976
Additions	—	5	110	115
Disposals	—	(24)	—	(24)
At December 31, 2016	1,469	6	592	2,067
Accumulated amortization
At January 1, 2016	—	24	138	162
Charge for year	—	1	51	52
Disposals	—	(24)	—	(24)
At December 31, 2016	—	1	189	190
Net book value
At December 31, 2016	1,469	5	403	1,877

	IP R&D	Computer software	Patents	Total
	£’000s	£’000s	£’000s	£’000s
Cost
At January 1, 2017	1,469	6	592	2,067
Additions	—	5	203	208
Disposals	—	—	(68)	(68)
At December 31, 2017	1,469	11	727	2,207
Accumulated amortization
At January 1, 2017	—	1	189	190
Charge for year	—	5	111	116
Disposals	—	—	(68)	(68)
At December 31, 2017	—	6	232	238
Net book value
At December 31, 2017	1,469	5	495	1,969

Intangible assets comprise patents, computer software and an IP R&D asset that arose on the acquisition of Rhinopharma and investment in patents to protect RPL554.

IP R&D is currently not amortized and is reviewed for impairment on an annual basis or where there is an indication that the assets might be impaired until the asset is brought into use. Patents are amortized over a period of ten years and are regularly reviewed for impairment to ensure the carrying amount exceeds the recoverable amount in accordance with note 2.8.

VERONA PHARMA PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017

12. Intangible assets (continued)

Group and Company

Recognizing that the Group is still in its pre-revenue phase and that the research projects are not yet ready for commercial use, the Group assesses the recoverable amount of the CGU containing the IP R&D with reference to the Group’s market capitalization as of December 31, 2017, the date of testing of goodwill impairment. The market capitalization of the Group was approximately £109.7 million as of December 31, 2017, (2016: £80.0 million) compared to the Group’s net assets of £79.9 million (2016: £34.5 million). Therefore, no impairment was recognized.

The business within Rhinopharma was hived up to the Company immediately after the acquisition of Rhinopharma by the group. The hive up was accounted for in the Company’s separate financial statements using the acquisition values for Rhinopharma.

13. Property, plant and equipment

Group and Company

	Computer hardware	Office equipment	Total
	£’000s	£’000s	£’000s
Cost
At January 1, 2016	43	36	79
Additions	13	—	13
Disposals	(39)	(36)	(75)
At December 31, 2016	17	—	17
Accumulated depreciation
At January 1, 2016	39	27	66
Charge for the year	3	7	10
Disposals	(39)	(34)	(73)
At December 31, 2016	3	—	3
Net book value
At December 31, 2016	14	—	14

	Computer hardware	Office equipment	Total
	£’000s	£’000s	£’000s
Cost
At January 1, 2017	17	—	17
Additions	9	—	9
At December 31, 2017	26	—	26
Accumulated depreciation
At January 1, 2017	3	—	3
Charge for the year	7	—	7
At December 31, 2017	10	—	10
Net book value
At December 31, 2017	16	—	16

VERONA PHARMA PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017

14. Prepayments and other receivables

Group

	As of December 31, 2016	As of December 31, 2017
	£’000s	£’000s
Prepayments	1,361	1,138
Deferred IPO costs	1,527	—
Other receivables	71	672
Total prepayments and other receivables	2,959	1,810

Deferred IPO costs related to the Global Offering. These costs were offset against share premium in 2017 when the Global Offering was completed.

The prepayments balance includes prepayments for insurance and clinical activities.

There are no impaired assets within prepayments and other receivables.

Company

	As of December 31, 2016	As of December 31, 2017
	£’000s	£’000s
Prepayments	1,354	1,135
Deferred IPO costs	1,527	—
Other receivables	71	663
Amounts due from group undertakings	1	172
Total prepayments and other receivables	2,953	1,970

Deferred IPO costs relate to the Global Offering. These costs were offset against share premium in 2017 when the Global Offering completed. Amounts due from subsidiary undertakings are unsecured, interest free and repayable on demand. The prepayments balance includes prepayments for insurance and clinical activities. There are no impaired assets within prepayments and other receivables.

VERONA PHARMA PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017

15. Investment in subsidiaries

Company

The Company has two wholly owned subsidiaries, Rhinopharma Limited and Verona Pharma Inc.

	As of December 31, 2016	As of December 31, 2017
	£’000s	£’000s
Net book value:
At the start of the year	80	243
Capital contribution arising from share-based payments	163	634
Net book amount at the end of year	243	877

A capital contribution arises where share-based payments are provided to employees of the subsidiary undertaking, Verona Pharma Inc, settled with equity to be issued by the Company.

The Company’s investments comprise interests in Group undertakings, details of which are shown below:

Name of undertaking	Verona Pharma Inc.	Rhinopharma Limited
Country of incorporation	Delaware USA	British Columbia Canada
Description of shares held	$ 0.001 Common stock	Without Par Value Common shares
Proportion of shares held by the Company	100%	100%

Verona Pharma Inc. was incorporated on the 12 December 2014 under the laws of the State of Delaware, USA and has its registered office at 2711 Centerville Road, Suite 400, City of Wilmington 19808, County of New Castle, Delaware, United States of America.

Rhinopharma Limited is incorporated under the laws of the Province of British Columbia, Canada and has its registered office at Suite 700, 625 Howe Street, Vancouver, British Columbia, Canada V6C 2T6.  Rhinopharma Limited was a drug discovery and development company focused on developing proprietary drugs to treat allergic rhinitis and other respiratory diseases prior to its acquisition by the Company on September 18, 2006.

VERONA PHARMA PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017

16. Share Capital

Group and Company

On February 8, 2017, the board of the Company approved a share consolidation where every 50 existing ordinary shares of £0.001 were consolidated into one ordinary share of £0.05.  The movements in the Company’s share capital are summarized below:

			Share
			Capital
		Number of	amounts in
Date	Description	shares	£’000
January 1, 2016		20,198,469	1,010
July 29, 2016	Issuance of shares	31,115,926	1,556
September 12, 2016	Exercise of options	3,334	—
October 24, 2016	Exercise of options	3,334	—
December 28, 2016	Exercise of options	40,000	2
As at December 31, 2016		51,361,063	2,568
May 2, 2017	Issuance of shares	47,653,100	2,383
May 18, 2017	Issuance of shares	5,539,080	277
May 26, 2017	Issuance of shares	330,824	17
September 13, 2017	Exercise of options	133,333	6
December 31, 2017		105,017,400	5,251

The total number of authorized ordinary shares, with a nominal value of £0.05 each, is 200,000,000 (share capital of £10,000,000). All 105,017,400 ordinary shares at December 31, 2017 are allotted, unrestricted, called up and fully paid.

On April 26, 2017, the Company announced the closing of its Global Offering of an aggregate of 47,399,001 new ordinary shares, comprising 5,768,000 American Depositary Shares (“ADSs”) at a price of $13.50 per ADS and 1,255,001 ordinary shares at a price of £1.32 per ordinary share. During May 2017 the underwriters purchased an additional 733,738 ADSs, representing 5,869,904 ordinary shares, at a price of $13.50 per ADS. The total gross proceeds in the Global Offering amounted to $89.9 million (£70.0million).

In addition, the Chairman of Verona Pharma’s board of directors, Dr David Ebsworth, and an existing shareholder agreed to subscribe for 254,099 new ordinary shares at a price of £1.32 per ordinary share in the Shareholder Private Placement, contingent on and concurrent with the Global Offering and generating gross proceeds of £0.3m.

Where there is a time and foreign exchange difference between proceeds from a share issue becoming due and being received, the movement is taken to Finance income or Finance expense as appropriate. In respect of the Global Offering and Shareholder Private Placement, the Company recorded a finance expense of £439 thousand arising from movements in exchange rates on funds receivable, offset by a saving on commission payable of £31 thousand, for a net finance expense of £408 thousand.

VERONA PHARMA PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017

16. Share Capital (continued)

On September 13, 2017, the company issued 133,333 new shares upon exercise of share options at 110p per share, resulting in proceeds of £147 thousand to the Company.

On July 29, 2016, the Company issued 31,115,926 units to new and existing investors at the placing price of £1.4365 per unit. Each unit comprises one ordinary share and one warrant (see note 20).

During 2016, the Company issued 46,668 ordinary shares upon exercise of employee share options.

As at December 31, 2017, the number of ordinary shares in issue was 105,017,400.  All new ordinary shares rank pari passu with existing ordinary shares.

17. Share-based payments charge

Group and Company

In accordance with IFRS 2 “Share Based Payments,” the cost of equity-settled transactions is measured by reference to their fair value at the date at which they are granted. Where equity-settled transactions were entered into with third party service providers, fair value is determined by reference to the value of the services provided. For other equity-settled transactions fair value is determined using the Black-Scholes model. The cost of equity-settled transactions is recognized over the period until the award vests. No expense is recognized for awards that do not ultimately vest. At each reporting date, the cumulative expense recognized for equity-based transactions reflects the extent to which the vesting period has expired and the number of awards that, in the opinion of the Directors at that date, will ultimately vest.

The costs of equity-settled share-based payments to employees are recognized in the Statement of Comprehensive Income, together with a corresponding increase in equity during the vesting period. During the twelve months ended December 31, 2017, the Group recognized a share-based payment expense of £2.92 million (2016: £0.58 million). The charge is included within both general and administrative costs as well as in research and development costs and represents the current year’s allocation of the expense for relevant share options.

The Group grants share options under an Unapproved Share Option Scheme (the “Unapproved Scheme”). Under the Unapproved Scheme, options are granted to employees, directors and consultants to acquire shares at a price to be determined by the Directors. In general, options granted prior to December 31, 2016 were granted at a premium to the share price at the date of grant and vested over a period of three years from the date of grant, one third vesting on the first anniversary of grant, a further third vesting on the second anniversary of grant and the remainder vesting on the third anniversary of grant.

Options granted since January 1, 2017 generally vest over three or four years from the date of the grant using two different methods. The first method is one third vesting over one year, the second third vesting over two years and the final third vesting over three years. The second method is one quarter vesting over one year, the second quarter vesting over two years, the third quarter vesting over three years and the final quarter vesting over four years. The vesting period is defined as the period between the date of

VERONA PHARMA PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017

17. Share-based payments charge (continued)

grant and the date when the options become exercisable. The options are exercisable during a period ending ten years after the date of grant.

Options are also issued to advisors under the Unapproved Scheme. Such options generally vest immediately and are exercisable between one and two years after grant.

In 2016 the Group issued options under its tax efficient EMI Option Scheme (the “EMI Scheme”). Under the EMI Scheme, options were granted to employees and directors who are contracted to work at least 25 hours a week for the Group or for at least 75% of their working time. The options granted under the EMI Scheme are exercisable at a price that is above the share price at the date of the grant and in accordance with a vesting schedule determined by the Directors at the time of grant and have an exercise period of ten years from the date of grant.

The Group grants Restricted Stock Units to employees and directors. The RSUs vest over a period of three or four years from the date of the grant using 2 different methods. The first method is one third vesting over one year, the second third vesting over two years and the final third vesting over three years. The second method is one quarter vesting over one year, the second quarter vesting over two years, the third quarter vesting over three years and the final quarter vesting over four years.

In the year ended December 31, 2017, the Group granted 4,656,828 (2016: 1,670,000) share options, nil (2016: 32,000) share options under the EMI Scheme and 1,052,236 Restricted Stock Units (“RSUs”) (2016: nil).  The total fair values of the Options and RSUs were estimated using the Black-Scholes option-pricing model for equity-settled transactions and amounted to £5.33 million (2016: £1.93 million). The cost is amortized over the vesting period of the options on a straight-line basis.

Prior to the July 2016 Placement in 2016, management determined to take an option’s contractual maximum life as an input into the Black-Scholes option-pricing model. Starting from the July 2016 Placement and in line with the continued development of the Group’s clinical trials, the Group determined the time to maturity to be used in the valuation model to be better represented by the weighted-average life of the options granted.

VERONA PHARMA PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017

17. Share-based payments charge (continued)

The following assumptions were used for the Black-Scholes valuation of share options granted in 2016 and 2017. For the options granted under the Unapproved Scheme the table indicates the ranges used in determining the fair-market values, aligning with the various dates of the underlying grants. The volatility is calculated using historic weekly averages of the Group’s share price over a period that is in line with the expected life of the options.

Issued in 2016	EMI Scheme	Unapproved Scheme
Options granted	32,000	1,670,000
Risk-free interest rate	1.42%	0.23%-1.42%
Expected life of options	10 years	5.5-10 years
Annualized volatility	88.0%	74.3% - 88.0%
Dividend rate	0.00%	0.00%
Vesting period	3 years	3 years

Issued in 2017	Unapproved Scheme	Restricted Stock Units
Options granted	4,656,828	1,052,236
Risk-free interest rate	0.29% - 0.62%	0.42%-0.62%
Expected life of options	5.5 – 7.0 years	5.5 – 7.0 years
Annualized volatility	71.3% - 73.3%	71.3% - 73.3%
Dividend rate	0.00%	0.00%
Vesting period	3 and 4 years	3 and 4 years

VERONA PHARMA PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017

17. Share-based payments charge (continued)

The Group had the following share options movements in the year ended December 31, 2017:

Year of issue	Exercise price (£)	At January 1, 2017	Options granted	Options exercised	Options forfeited	Options expired	At December 31, 2017	Expiry date
2012	2.50 - 7.50	100,000	—	—	—	—	100,000	June 1, 2022
2013	2	100,000	—	—	—	—	100,000	April 15, 2023
2013	2.00	20,000	—	—	—	(20,000)	—	June 1, 2023	*
2013	2.00	160,000	—	—	—	—	160,000	July 29, 2023
2014	1.75	110,000	—	—	—	—	110,000	May 15, 2024
2014	1.75	63,333	—	—	—	(13,333)	50,000	May 15, 2024	*
2014	1.10 - 1.75	200,000	—	(133,333)	—	—	66,667	August 6, 2018	**
2015	1.25	82,000	—	—	—	—	82,000	January 29, 2025	*
2015	1.25	510,000	—	—	—	—	510,000	January 29, 2025
2016	2	260,000	—	—	—	—	260,000	February 2, 2026
2016	2.00	22,000	—	—	—	—	22,000	February 2, 2026	*
2016	1.80	810,000	—	—	—	—	810,000	August 3, 2026
2016	1.89	300,000	—	—	—	—	300,000	September 13, 2026
2016	2.04	300,000	—	—	—	—	300,000	September 16, 2026
2017	1.32 - 1.525	—	4,656,828	—	—	—	4,656,828	April 26, 2027
Total		3,037,333	4,656,828	(133,333)	—	(33,333)	7,527,495

*                                         Options granted under the EMI Scheme.

* *                               Valued based on fair value of services received.

The Group had the following Restricted Share Units movements in the year ended December 31, 2017:

Year of issue	Exercise price (£)	At January 1, 2017	Units granted	Units exercised	Units forfeited	Units expired	At December 31, 2017	Expiry date
2017	—	—	1,052,236	—	—	—	1,052,236	April 26, 2027
Total	—	—	1,052,236	—	—	—	1,052,236

The average fair value at grant date, by year of grant and plan, of the exercisable options as per December 31, 2017 is presented in the below table.

Year of issue	EMI Scheme (£)	Unapproved Scheme (£)	RSU (£)
2012	0.63 - 1.20	—	—
2013	0.83	0.79 - 0.95
2014	0.76	0.23 - 0.76
2015	0.57	0.57
2016	1.35	0.93 - 1.35
2017	—	0.84	1.33

VERONA PHARMA PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017

17. Share-based payments charge (continued)

Outstanding and exercisable share options by scheme as of December 31, 2017:

Plan	Outstanding	Exercisable	Weighted average exercise price in £ for Outstanding	Weighted average exercise price in £ for Exercisable
Unapproved	7,313,473	773,333	1.50	1.64
EMI	213,984	185,333	3.06	3.28
Total	7,527,457	958,666	1.54	1.95

As at December 31, 2017 there were no restricted share options exercisable (2016: nil) and there is no exercise price for restricted share options.

The options outstanding at December 31, 2017 had a weighted average remaining contractual life of 8.6 years (2016: 8.2 years). For 2016 and 2017, the number of options granted and expired and the weighted average exercise price of options were as follows:

	Number of options	Weighted average exercise price (£)
At January 1, 2016	1,792,000	1.78
Options granted in 2016:
Employees	1,002,000	1.92
Directors	700,000	2.05
Options exercised in the year	(46,666)	1.12
Options forfeited in the year	(150,001)	1.24
Options expired in the year	(260,000)	2.46
At December 31, 2016	3,037,333	1.87
Exercisable at December 31, 2016	846,667	2.25

	Number of options	Weighted average exercise price (£)
At January 1, 2017	3,037,333	1.87
Options granted in 2017:
Employees	3,150,846	1.32
Directors	1,505,982	1.32
Options exercised in the year	(133,333)	1.10
Options forfeited in the year	—	—
Options expired in the year	(33,333)	1.90
At December 31, 2017	7,527,495	1.53
Exercisable at December 31, 2017	797,333	2.04

VERONA PHARMA PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017

17. Share-based payments charge (continued)

The following table shows the number of RSUs issued in 2017.  No RSUs were granted in 2016 and none of the RSUs granted in 2017 were forfeited, cancelled or vested in the year.  The fair value of each unvested RSU at grant date was £1.32.

Number of RSUs
At January 1, 2017	—
Granted:
Employees	705,841
Directors	346,395
At December 31, 2017	1,052,236

The cost is amortized over the vesting period of the options on a straight-line basis. The expense for the Group during 2017 amounted to £2.3m and the balance of £0.6m is in relation to Verona Pharma Inc. and is held as an investment.

18. Trade and other payables

Group

	As of December 31, 2016	As of December 31, 2017
	£’000s	£’000s
Trade payables	719	1,214
Other payables	54	74
Accruals	2,050	5,866
Total trade and other payables	2,823	7,154

As of December 31, 2016, accruals included £0.89 million related to expenses associated with the Global Offering which was fully paid during the year ended December 31, 2017.

Company

	As of December 31, 2016	As of December 31, 2017
	£’000s	£’000s
Trade payables	719	1,213
Other payables	54	74
Amount due to group undertakings	461	1,044
Accruals	1,916	5,729
Total trade and other payables	3,150	8,060

VERONA PHARMA PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017

18. Trade and other payables (continued)

As of December 31, 2016, accruals included £0.89 million related to expenses associated with the Global Offering.  These were fully paid in 2017. Amounts due to subsidiary undertakings are unsecured, interest free and repayable on demand.

19. Assumed contingent obligation related to the business combination

Group and Company

The value of the assumed contingent obligation as of December 31, 2017 amounts to £875 thousand (2016: £802 thousand). The increase in value of the assumed contingent obligation during 2017 amounted to £73 thousand (2016: £208 thousand) and was recorded in finance expense as it related to the unwind of the discount on the liability and retranslation for changes in US$ exchange rates. Periodic re-measurement is triggered by changes in the probability of success. In 2016 the re-measurement was triggered by the success of the Company’s Phase 2a clinical trial, presented in March 2016. The discount percentage applied is 12%. In 2017 there were no events that triggered re-measurement.

	2016	2017
	£’000s	£’000s
January 1	594	802
Re-measurement of assumed contingent obligation	86	—
Impact of changes in foreign exchange rates	37	(23)
Unwinding of discount factor	85	96
December 31	802	875

The table below describes the reported change to the value of the liability during 2017 of £73 thousand (2016: £208 thousand) compared to what this number would be following the presented variations to the underlying assumptions (assuming the probability of success does not change):

	2016	2017
	£’000s	£’000s
Change in value of the assumed contingent obligation	208	73
10% lower revenue assumption	202	72
10% higher revenue assumption	215	73
1% lower risk assumption	205	69
1% higher risk assumption	211	76

VERONA PHARMA PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017

20. Warrants

Group and Company

Pursuant to the July 2016 Placement, on July 29, 2016 the Company issued 31,115,926 units to new and existing investors at the placing price of £1.4365 per unit. Each unit comprises one ordinary share and one warrant.

The warrant holders can subscribe for 0.4 of an ordinary share at a per share exercise price of 120% of the placing price or £1.7238. The warrant holders can opt for a cashless exercise of their warrants, whereby the warrant holders can choose to exchange the warrants held for reduced number of warrants exercisable at nil consideration. The reduced number of warrants is calculated based on a formula considering the share price and the exercise price of the warrants. The warrants are therefore classified as a derivative financial liability, since their exercise could result in a variable number of shares to be issued.

The warrants entitled the investors to subscribe for in aggregate a maximum of 12,446,370 shares. The warrants can be exercised on the earlier of the consummation of the Global Offering (being April 26, 2017) or the first anniversary of the grant, and the exercise period shall end on the fifth anniversary of the date of grant (being July 29, 2021).

The ordinary shares and warrants were accounted for as a compound financial instrument. The warrants component of the instrument issued at the July 2016 Placement was classified as a derivative financial liability and was initially measured at fair value of £9.0 million. The residual amount of proceeds totaling £35.7 million was recognized within equity. Subsequently the financial liability was re-measured at the reporting date at fair value through profit or loss.

The total of transaction costs the Company incurred for the above transactions amounted to £2.9 million of which £0.6 million was allocated to the warrants and the remaining £2.3 million was presented as a reduction to share premium, by reference to the proceeds allocated to each component. The amount assigned to the financial liability of the warrants was subsequently presented as finance expense in the Consolidated Statement of Comprehensive Income.

In the year ended 31 December 2017 warrants over 45,108 shares were forfeited (2016: nil).

The table below presents the assumptions in applying the Black-Scholes model to determine the fair value of the warrants.

	As of December 31, 2016	As of December 31, 2017
Shares available to be issued under warrants	12,446,370	12,401,262
Exercise price	£1.7238	£1.7238
Risk-free interest rate	0.088%	0.420%
Expected term to exercise	2.43 years	1.79 years
Annualized volatility	73.53%	47.35%
Dividend rate	0.00%	0.00%

VERONA PHARMA PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017

20. Warrants (continued)

The figures disclosed above relating to the issue of the shares and warrants have been retrospectively adjusted to reflect the 50-for-1 share consolidation as described in note 1. The original number of units issued to new and existing investors was 1,555,796,345 units at a placing price of 2.873 pence per unit and an exercise price of 3.4476 pence per share. This entitled the investors to subscribe for in aggregate a maximum of 622,318,538 shares.

As per the reporting date the Company updated the underlying assumptions and calculated a fair value of these warrants amounting to £1.3 million. The variance of £6.7 million is recorded as finance income in the Consolidated Statement of Comprehensive Income.

	Derivative financial instrument	Derivative financial instrument
	2016	2017
	£’000s	£’000s
At January 1	—	7,923
On issuance of shares	8,991	—
Fair value adjustments recognized in profit or loss	(1,068)	(6,650)
At December 31	7,923	1,273

For the amount recognized at December 31, 2017, the effect when some of these underlying parameters would deviate up or down is presented in the below table.

	Volatility (up / down 10% pts)	Time to maturity (up / down 6 months)
	£’000s	£’000s
Variable up	1,921	1,677
Base case, reported fair value	1,273	1,273
Variable down	694	843

VERONA PHARMA PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017

21. Financial commitments

Group

As of December 31, 2017, the Group was committed to making the following payments under non-cancellable operating leases related to its facilities.

	Land and Buildings	Land and Buildings
	2016	2017
	£’000s	£’000s
Operating lease obligations:
Within one year	270	291
Between one and five years	—	277
Total	270	568

Company

As of December 31, 2017, the Company was committed to making the following payments under non-cancellable operating leases related to its facilities.

	Land and Buildings	Land and Buildings
	2016	2017
	£’000s	£’000s
Operating lease obligations:
Within one year	249	263
Between one and five years	—	277
Total	249	540

22. Related parties transactions and other shareholder matters

(i)                                    Related party transactions

The Directors have authority and responsibility for planning, directing and controlling the activities of the Group. Remuneration of Directors is disclosed in the Directors’ Remuneration Report.

(ii)                                Other shareholder matters

The Company has entered into the following arrangements with parties who are significant shareholders of the Company, though they are not classed as related parties.

VERONA PHARMA PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017

22. Related parties transactions and other shareholder matters (continued)

The Company entered into relationship agreements with Vivo Capital Fund VIII (“Vivo Capital”), Orbimed Private Investments VI L.P. (“Orbimed”), Abingworth Bioventures VI L.P. (“Abingworth”), and Arix Bioscience plc (“Arix”) and Arthurian Life Sciences SPV GP Limited, (“Arthurian”). As agreed in these relationship agreements, the above parties invested in the Company as part of the July 2016 Placement, and the Company agreed to appoint representatives designated by Vivo Capital, OrbiMed, Abingworth, and Arix and Arthurian, to the board of directors, who are Dr. Mahendra Shah, Mr. Rishi Gupta, Dr. Andrew Sinclair and Dr. Ken Cunningham respectively.

The appointment rights within the relationship agreement with Arix and Arthurian terminated on closing of the Global Offering on April 26, 2017; Dr Cunningham has agreed to continue to serve on the Company’s board of directors as an independent director. The respective appointment rights under the remaining relationship agreements will automatically terminate upon (i) Vivo Capital, OrbiMed or Abingworth (or any of their associates), as applicable, ceasing to beneficially hold 6.5% of the issued ordinary shares, or (ii) the ordinary shares ceasing to be admitted to AIM.

The Company also entered into a management rights agreement with Novo A/S under which Novo A/S was entitled to appoint an observer to the Board; the appointment rights within the management rights agreement terminated on closing of the Global Offering on April 26, 2017.